4/17

08001958

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Australian Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2008
THOMSON FINANCIAL

FILE NO. 82- 03494

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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BEST AVAILABLE COPY

OICF/BY: dw

DATE: 4/18/08

ANNUAL REPORT

07



Contents



Directors

Michael John Evans (Chairman)
B. Bus (Curtin) A.I.T. (WA)
A.C.A. A.C.I.S.

Albert Edward Brindal
M.B.A. B.Com. FCPA

Charles Lee Cavness
Attorney at Law

Warwick Robert Grigor
B. Ec., LLB. MAusIMM

Company Secretaries

Colin John Harper
C.A. B.A. (Hons)

Albert Edward Brindal
M.B.A. B.Com. FCPA

Registered Office

First Floor, 87 Colin Street
West Perth, Western Australia, 6005

Telephone:	(61-8) 9322 3939
Facsimile:	(61-8) 9322 5116
Internet web site:	www.far.com.au
Email:	info@far.com.au

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado, 80202

Telephone:	(303) 436 1800
Facsimile:	(303) 436 1101

Share Registry

Advanced Share Registry Services
110 Stirling Highway
Nedlands, Western Australia 6009

Telephone	(61-8) 9389-8033
Facsimile	(61-8) 9389-7871

www.advancedshare.com.au

Stock Exchange Listings

The Australian Stock Exchange Limited
ASX Code: FAR
BSE Frankfurt

ADR Depositary

Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America

Bankers

Westpac Bank
109 St Georges Terrace
Perth, Western Australia, 6000

American National Bank
3033 East First Avenue
Denver, Colorado, 80206
United States of America

Solicitors to the Company

John Ralph
Warren Syminton Ralph
3 Norfolk Street
Fremantle, Western Australia, 6160

Mark Edwards
4 Kangaroo Parade
Yallingup, Western Australia, 6282

Auditors

Deloitte Touche Tohmatsu
Level 14, Woodside Plaza
240 St. Georges Terrace
Perth, Western Australia, 6000

2007 marked our 23rd year in the oil and gas business.

It was a year in which FAR invested heavily in 3D seismic surveys and related studies across 3 continents. Each survey was proprietary in nature and has resulted in an inventory of future drilling opportunities on leases controlled by FAR and its partners.

These surveys and related ground acquisition programs followed a strategy shift adopted by FAR more than 2 years ago to move into prospect generation. This strategy is designed to use capital more effectively by moving the higher cost exploration risk (namely drilling) to other industry participants.

During 2007 the seismic vessel MV Symphony acquired 2,086 square kilometres of 3D seismic data offshore Senegal in what is the largest 3D survey ever undertaken in that part of the West African coastline. The data has been processed and interpreted. Several fans and a giant buried hills play have been identified.

With our highly regarded partners Hunt Oil we now plan an active marketing phase to bring in drilling partners from the super majors and national oil companies pursuing large oil pools offshore West Africa much as Hardman Resources did several years earlier in nearby Mauritania.

Whilst our Senegal exoloration program takes centre stage, FAR also acquired 3D surveys at NE Waller, Texas and at Wild River with SUNCOR in Alberta. Both surveys have been successful in delivering a future inventory of drill ready prospects. FAR's level of participation at around 30 percent or more is meaningful and provides the option of farming down risk where appropriate.

During 2007, a feasibility study and initial reserves assessment was completed on the Wei 6-12S and 6-12 discoveries in the Beibu Gulf project offshore China and preparations were made for a new round of exploration drilling.

The Joint Venture is now moving towards commercial development via a formal Front End Engineering and Design ("FEED") phase with a Final Investment Decision ("FID") expected by mid 2008. Such a timetable could see first production in 2010.

It is estimated that the recoverable oil at the Wei 6-12 South and Wei 6-12 oilfields ranges from a most likely case of 19 MMBO to an upside case of 27 MMBO. The Block 22/12 development concept is to establish a facilities hub with off-take in the Wei 6-12 area and thereafter tie-in the previously discovered satellite fields to the south.



Seismic vessel MV Symphony

Chairman's Review



NE Waller 3D Seismic

On the back of our West African initiative FAR continued to enjoy a big vote of support from institutional investors during the year.

In Australia the Valentine and Stokes Bay wells were drilled in the Canning Basin. Whilst Valentine was unsuccessful evaluation of shows in the Stokes Bay well will continue during 2008.

Details of our forward program are contained in the Operations Review section of the Annual Report and in presentation material that has been lodged with the ASX and is available on our website.

Oil and gas sales revenues in 2007 were $1,963,133 versus $2,999,975 in 2006 reflecting declining production levels partially offset by improved energy prices. Our plans are to ultimately grow production volumes from our 3D driven drilling inventory.

The Company continues to be financially orientated and by choice does not operate. This model is widely and successfully practised in the North American sector and provides for flexibility, lower overheads and more drilling dollars in the ground.

We continue to enjoy a bull energy cycle underpinned by growing economies like China and India. Whilst energy prices are at record levels these have been partially offset by rising drilling costs and increased volatility in capital markets that impact access to capital.

FAR continues to function in an industry where risk and reward are prevalent, particularly among small ASX listed explorers.

The Directors and administration staff continue to work diligently and their efforts have helped FAR move forward.

Once again, on behalf of the company I would very much like to thank shareholders who continue to offer their support and, with you, look forward to seeing success in our 2008 drilling program and beyond.

Michael Evans
Chairman

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN - 10.71% INTEREST

(OPERATOR - APACHE)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

Following new PSDM Seismic Interpretation which is ongoing the permit prospect and lead inventory comprises Duomonte, Dr Zeus, Liber, Helly Belly, Jayasuriya, Olympus, Collier and Little Joe.

The Duomonte Prospect consists of two similar sized lobes, one in WA-254-P the other in adjacent WA-1-P. Mean potential within WA-254-P is estimated at 18.4 million barrels of oil within the primary Legendre target at approximately 2,500 metres depth. The presence of by passed pay in the Janus-1 well suggests that hydrocarbons have moved into this area.

The younger and shallower Calypso Formation sands are a secondary target at Duomonte while recent seismic studies suggest deeper potential also needs assessment at North Rankin and Mungaroo levels.

The Dr Zeus Prospect is a mid M Australis (Saffron Sand equivalent) stratigraphic trap with some structural closure outlined by a prominent amplitude anomaly. Mean potential is estimated at 15.3 million barrels of oil.

Olympus is a new lead targeting the Legendre formation at approximately 3,500 metres in a fault bounded closure on the down-thrown side of the Rosemary Fault.

Miscellaneous prospects Little Joe, Helly Belly (Lower Cretaceous / Angel Formation sands in structural closure in a buttress trap) and leads, Jayasuriya and Kleopatra (Eliassen sands stratigraphic pinch out on the basin slope) require more interpretative work.

Studies continue over the Sage Oilfield. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day. The Operator continues to monitor technological advances that may lead to smaller discoveries like Sage being developed. The improved oil price outlook has also lowered the bar for minimum economic pool sizes. Looking forward facilities at Legendre may become available to exploit Sage by 2010 as that field reaches full depletion.

The forward program at WA-254-P is to continue to re-interpret existing prospects and leads and define prospectively on new PSDM data with a view to maturing a prospect for drilling. Concurrently FAR has joined with VPE and SUR to collectively maximise the value of combined holdings to determine market potential.

WA-254-P was renewed on the 12 June 2006 for a further term of five years. There are no well obligations before June 2010.

EP 104 - CANNING BASIN - 8% INTEREST

WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST

(OPERATOR – ARC ENERGY LTD)

EP 104 occupies an area of 740 sq km. The permit was renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the original Point Torment gas discovery and the West Kora oil discovery both of which are currently shut in.

During 2007, the operator, ARC Energy (ARC), drilled both the Valentine-1 and Stokes Bay-1 wells from the same well location utilising Century Rig 18.

VALENTINE

The first well, Valentine-1, was drilled to a total depth of 3,340 metres and logged prior to setting cement plugs to enable the subsequent kick off and sidetrack of the Stokes Bay-1 well.

The primary objective Virgin Hills Formation was found to be predominantly tight sandstones and calcareous claystones with no significant indications of hydrocarbons or porosity. The Valentine-1 well also intersected very strong gas shows and indications of porosity in the secondary Anderson and Laurel Formations however these were not within closure and considered sub commercial.

The rig was released from Valentine-1 on 30th September and the Stokes Bay-1 commenced on 3 October.


EP 104
WA-254-P
Darwin
PROPOSED HIDES/KUTUBU TO GLADSTONE PIPELINE
N.T.
Townsville
Mt Isa
QLD.
Telfer
Alice Springs
Gladstone
W.A.
Brisbane
S.A.
N.S.W.
Kalgoorlie
Perth
Sydney
Esperance
Adelaide
0
1000
KILOMETRES
VIC.
Canberra
Melbourne
LEGEND
Oil Field
Oil Pipeline
Gas Field
Gas Pipeline
First Australian Resources Interests
T/18P
TAS.
Hobart

AUSTRALIAN EXPLORATION PERMITS

STOKES BAY

The Stokes Bay-1 well was drilled to 2,505mMD and subsequently deepened to approximately 2,800mMD to evaluate the Upper Devonian aged Nullara carbonates. FAR elected to participate for its 8% interest in the deepening of the well.

Casing has been run in the Stokes Bay well to test the Nullara Formation and possibly the Anderson Formation.

The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin and hosts oil production at Blina some 100km to the SE.

Testing of Stokes Bay-1 was suspended on 23 November 2007 due to the onset of seasonal rain and will resume as soon as safe access is available at the end of the wet season, anticipated to be around April 2008.

The nature of the reservoir fluid and the source of pressure within the reservoir remain undetermined. Should the well be commercially productive better access facilities would be constructed to allow year round production.


WA-254-P
PROSPECTS & LEADS
LEGEND
First Australian Permit
Gas Field
Oil Field
Prospects and Leads
Pipeline
KILOMETRES
0
10
LEGENDRE
Legendre Development
Now on Production
(4 prod + 1 gas reinjection)
LITTLE JOE PROSPECT
DR ZEUS
DUOMONTE
SAGE
JAYASURIYA LEAD
WEST SAGE LEAD
SAFFRON
REINDEER
HELLYBELLY PROSPECT
COLLIER PROSPECT
WANDOO
PANAEUS MC3D SURVEY
LEWIS TROUGH
FAULT
ROSEMARY
WA-254-P
WA-1-P
WA-209-P
WA-202-P
WA-208-P
WA-28-P
WA-2-L
WA-258-P
WA-259-P
116°30'
Hurricane 1
Hellcat 1/ST1
Delilah 1
Sampson 1
Lewis 1
Baleena 1
Lauchie 1
Janus 1
Orion 1
Nickol 1
Hyacinthus-1
Antelope 1
Rosemary Nth 1
Saffron 1
Rosemary 1
Reindeer 1
Caribou 1
Bellerophon 1
Hellybelly 1
Helicon 1&ST
Monte Bello 1
Eliassen 1
Enderby 1
Whitewood 1
Tingle 1
Gungaroo 1
Cherring 1
Coojong 1
Nickol Bay 1
Hampton 1
Bloodwood 1
Muggles 1
Cerberus 1
Legendre South 1
Argus 1
Greenshank 1
MAP AREA
Derby
WESTERN AUSTRALIA
Perth

WA-254-P prospects and leads

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay-1 well.

Successful testing at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY

(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

During 2004 a new wildcat discovery was declared on the Trefoil Prospect. According to reports lodged with the ASX by AWE, a significant volume of gas has now been proven at Trefoil. The most likely "in-place" resource has been reported to lie in the range of 200 to 300 billion cubic feet of gas and 14 to 21 million barrels of liquids.

ASX reports also state the nearby Yolla field has been designed to allow the easy tie-in of Trefoil. The White Ibis gas and condensate field (also within T18P) is a potential "add on" in an overall development. Several exploration prospects within T18P have also reportedly been upgraded

The most likely development scenario is to tie Trefoil into production facilities at the Yolla platform, where capacity exists to transport an additional 10Bcf of gas per annum to the gas treatment facilities. As a royalty holder FAR would be free carried in any development.

Gas production could begin during this decade providing the BassGas partners, with differing equities across the two permits can reach agreement.

A standalone development for gas reserves in T/18P to produce up to 28Pj of gas per annum is also possible; however this would require a long period of planning and financing.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

Offshore China


Wei 12-1 Field
(CNOOC)
Mongolia
Beijing
CHINA
India
AREA OF
DETAIL
B E I B U
G U L F
Wei 12-2
Wei 12-8
West
Wei 12-8
East
Wei 12-3
Wei 12-8
BLOCK 22-12
WEI 6-12
(2002 Discovery)
WEI 6-12 South
(2006 Discovery)
OIL AND GAS PIPELINE
N
Oil Field
Gas Field
0
5 km

CHINA OFFSHORE

BEIBU GULF BLOCK 22/12
(5% SUBJECT TO CNOOC INTEREST)

OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

During May 2006 the Beibu Gulf consortium of Australian companies made a new discovery at Wei 6-12 South.

The consortium is now moving towards the development of this and other oil discoveries within the block. During 2007 a development feasibility study was undertaken. A summary of key points follows:

Summary

- It is estimated that the recoverable oil at the Wei 6-12 South and Wei 6-12 oilfields ranges from a most likely case of 19 MMBO to an upside case of 27 MMBO.
- The Joint Venture is now moving towards the commercial development of the fields via a formal Front End Engineering and Design ("FEED") phase due mid 2008 followed closely by a Final Investment Decision ("FID"). Subject to normal industry caveats, including timely receipt of government approvals, availability of contractors and the cost of goods and services, this schedule could lead to first oil production by 2010.
- The design of the Wei 6-12 South and Wei 6-12 production facilities would also allow for future expansion to accommodate the potential development of the other four oilfields in the southern part of the Block.
- While an Oilfield Development Plan ("ODP") has yet to be submitted, likely facilities to be included in the development are two wellhead platforms, an FPSO and various infield pipelines and umbilicals connecting the wellhead platforms to an FPSO. It is estimated that 5-7 production wells will be required for optimal recovery of reserves in each of the 6-12S and 12-8W areas.

Exploration:

During early 2008 a further 2 exploration wells were undertaken in the northern portion of the block. Both the Wei 6-12W and 6-12E wells were subsequently plugged and abandoned. These wells if successful would have added to the overall development planning.

Provided a commercial development proceeds within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Whilst FAR is the smallest participant in this program, given its low capital base, any development or future exploration success has the potential to be meaningful to the company.


Proposed development
Wei 12-1 Oil Field
Wei 6-12
Wei 6-12 South
WHP
12-8 West
WHP
Oilfield/Oil accumulation
0
5km

SENEGAL

SANGOMAR-RUFISQUE (30%)

OPERATOR: HUNT OIL COMPANY

The **Sangomar-Rufisque** offshore licence covers an area of 14981 sq km over the shelf, slope, and basin floor of the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.

During 2007 the seismic vessel MV Symphony acquired 2,086 square kilometres of 3D seismic data offshore Senegal in what was the largest 3D survey ever undertaken in that part of the West African coastline.

Late 2007 processing of 3D seismic data over portion of its Sangomar Shallow and Deep-Rufisque Shallow licences was completed. Preliminary interpretation of the 2086 sq km 3D seismic data, attendant basin modelling and additional regional geological work has highlighted;

- Multiple Santonian age fan systems with stacked amplitude anomalies
- A very large Albian to Neocomian shelf edge closure (up to 178 km2)
- Adjacent Turonian source rock kitchen in oil window

Santonian Fan Attribute Analysis Commences

Rock Solid, in Houston, Texas has commenced a detailed attribute analysis of these fan complexes on a fast track 600 sq km cube within the 3D survey area. Inversion and AVO analysis will aid in establishing reservoir presence and possible characteristics within the fans. Once this information is integrated into the evaluation, reserve potential will be estimated.

Giant Albian to Neocomian Shelf Edge Closure Identified

The northwest African margin is relatively under-explored, but hosts numerous sizeable and intriguing discoveries including Chinguetti and Tioff discoveries in adjacent Mauritania.

The data has been processed and interpreted. Several fans and a giant buried hills play have been identified.

Hunt Oil has initiated plans for an active marketing phase to bring in drilling partners from the super majors and national oil companies pursuing large oil pools offshore West Africa much as Hardman Resources did several years earlier in nearby Mauritania.


N
2050 km2 3D acquired
Q1 2007
Zone of interest for slope
fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m



10 km
3D outline
Prospects and leads
North channel complex
Closure At Top Neocomain
Lower Cretaceous carbonate shelf margin structural closures
Closure At top Aptian
Santonian upper slope Stacked fans exhibiting High amplitudes
South channel complex
Water depth meters

FAR is the only ASX listed entity exploring offshore Senegal. The magnitude of prospects and leads identified to date together with FAR's 30 percent equity level provides significant leverage to any exploration success at post farmout levels.

Subject to a successful farmout a well is likely to be drilled during 2009. Under the terms of the licence granted by Senegal a decision to enter into the drilling phase is due during the 4th quarter 2008 unless otherwise extended.



Top Aptian
depth
3 way dip closure highlighted



10 km
closure
178 sq km



Top Aptian
Neocomian

NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. March 2008 gas is trading at US$9.67 per MMBtu (the highest close since the Katrina and Rita storms hit Louisiana).

FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's Houston presence underpins its ability to exploit North American ventures.

The 2007 year continued a shift toward prospect generation and 3D seismic planning with the objective of establishing a drilling inventory for 2008 and beyond. Early results from 3D surveys at both Wild River and NE Walter have turned up promising drilling prospects. While this strategy has seen fewer wells drilled during 2007 it provides FAR with greater leverage going forward.

Oil sales during the year were 12,341 barrels (2006 – 18,541 barrels) for an average of barrels per day at an average price of US$70.75 per barrel (2006 - US$65.19 per barrel) before production taxes. Gas sales during the year were 104.7 million cubic feet (2006 - 157 million cubic feet) or an average of 287 thousand cubic feet per day at an average price of US$6.81 per thousand cubic feet (2006 - US$6.39 per thousand cubic feet) before production taxes.

During 2007 six wells were drilled in North America with all six wells being completed for production. Of these the Marceaux well is being sidetracked to improve production, the Schwing 2 well is waiting on testing and a Canadian well is being disposed of. Further details follow:

Rainosek Project, Lavacca County, Texas (20%)
Operator Trio Operating Company

The Bujnoch-Bender #1 well was drilled in the first quarter 2007 to total depth of 9,000 feet. Electric logs have confirmed approximately 60 feet of net pay (primarily gas) from several thin zones in the Upper and Middle Wilcox sections between 5,800 and 8,000 feet. These zones will be produced progressively until depleted.

Production facilities were constructed and the well was turned to sales on 28 June 2007 at the rate of 60 barrels of oil per day on a 7/64 inch choke at a flowing tubing pressure of 1260 psi from the Middle Wilcox interval at 7,834 feet.

During the year a pump was installed on the Rainosek 3 well which is currently producing from the 7400' zone.

South Grosse Tete Project, Iberville Parish,
South Louisiana. (0-14,500 feet 5%) (>14,500 feet 17.7%)
Operator Spartan Operating Company

During the December 2007 quarter Grey Wolf Rig 77 commenced drilling the Schwing #2 well, a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest in depths between surface and 14,500 feet.

Subsequent to year end the well reached a total depth of 14,385 feet and has been logged. Log data indicate 11 feet of gas pay in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well.

FAR has retained its full 17.7% rights below 14,500 feet and will determine its level of participation in a deeper test if and when a proposal is made.

FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a project basis.

Lake Long Field, Lafourche Parish,
South Louisiana (10.1875%)
Operator Kriti Exploration Inc

The SL328 #9 well was drilled to a depth of 13,284 feet during the June quarter. Electric logs confirmed 13 feet of net pay for the Upper Hollywood Sands objective and 24 feet of net pay for the Middle Hollywood Sands objective.

Following construction of surface installations production commenced from the Middle Hollywood Sand interval at the rate of 2.4 million cubic feet of gas and 65 barrels of condensate per day on an 8/64 inch choke at a flowing tubing pressure of 4,460 psi.

All working interests at Lake Long are subject to State and other minor royalties.



Well head



Marceaux-1 testing

Kicker Prospect, Vermillion Parish,
South Louisiana (FAR 5%)
Operator Neumin Production Company

The Marceaux #1 well commenced drilling during the March 2007 quarter and reached planned total depth of 13,264 feet.

27 feet of net pay was confirmed by logs in the main and deeper objective Alliance 3 Sand. The secondary objective Alliance 2 Sand logged 6 feet of net pay.

Construction of surface production facilities was completed during the September quarter.

The well tested at rates up to 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure.

Prior to running tubing approximately 4,500 barrels of oil were produced into frac tanks over a 6 day period and trucked by Central Crude to sales point. The well was eventually turned to sales on 14 September 2007 on a very restricted 4/64 inch choke at a flowing tubing pressure of 5150 psi.

On turning the well to sales the well sanded up. Subsequent to year end while waiting on a decision on a sidetrack to overcome sanding up issues a completion attempt was made in the Alliance 2 Sand which tested wet. A sidetrack to recover known oil in the Alliance 3 Sand is now likely mid 2008.

Pressure analysis studies have been performed and subject to establishing production history there remains the possibility that a further one or two well locations exist down dip from the Marceaux #1 well.

FAR's working interest reduces to 3.75% after payout.

Lindsey 109A #1R, Dawson County,
Texas (FAR 4.64%)
Operator RIM Operating Inc

During the year, the Lindsey 109A #1R well was drilled to 12,280 feet and sidetracked to improve reservoir quality.

Production commenced from a 20 foot dolomite pay section during November 2007. The well produced on pump at the rate of 182 barrels of fluid per day (comprising 136 barrels of oil and drilling fluid). During December the well appeared to stabilise at the rate of 75 barrels of oil and 20 barrels of water per day.

The well was a follow up to the original discovery (in which FAR was a participant) drilled in 1997 which came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

NE Waller, Onshore US Gulf Coast (34%)
Operator AYCO

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Prior to the shoot FAR continued to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 22,216 gross acres (approx 17,484 net) have now been signed up under favourable costs and conditions.

Primary objectives are multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

Subsequent to year end the operator completed initial interpretation of the 3D seismic data over NE Waller. As anticipated, multiple leads and prospects have emerged from the work conducted to date with drill targets defined from Frio level (3,000 feet) through Yegua, and down to Lower Wilcox Level (12,000 feet). Evaluation is continuing.

At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle. In addition, a sizeable feature has been mapped in the Cretaceous Glen Rose section at 23,000 feet.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

The 3D program is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

NE WALLER 3D PROPECTS


Lower Wilcox


Frio





Objective	Acres	Depth (Ft.)	Content	Objective	Acres	Depth (Ft.)	Content
Lower Wilcox	434 + 172	11,000	Gas	FRIO	173	3,900	Gas



CANADA

WILD RIVER PROJECT, ALBERTA, CANADA

During the June quarter, FAR, in partnership with a major Canadian company, completed the recording of a 3D seismic survey in the Alberta Deep Basin.

The survey was designed to evaluate the surface to basement potential of several existing leads defined by earlier 2D seismic including the Wabamun Formation that is gas productive in the near vicinity.

Mapping of the 3D data has identified a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day.

Following success in picking up additional protective acreage at an Alberta Crown Land Sale, FAR and its partner have commenced marketing to industry to locate a farm in partner.

Subject to farm out, a well could be drilled during 2008.

FAR's interest in the venture is determined on an expenditure equalisation formula that following the recent successful land acquisition has been determined at 29.12 percent.

Karr Project (FAR 15%)
Alberta, Canada

Further amplitude analysis of purchased 3D confirms the Triassic Halfway Formation and Wabamun Formation potential on this prospect. The prospect potential is sized in 6-30 BCF range but could be as large as 50 BCF and is further supported by logs, samples and shows from the Pan Am 7-34 well.

The Karr prospect is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is productive at the analogous Karr Gas Field (12 BCF).

FAR has earned rights to the Karr prospect by drilling the Kakwa well and purchasing its 15% share of 3D seismic. Subject to farm-out efforts by Suncor and the acceptance of a capable and qualified operator, a 4,000 metre test well is planned at an estimated cost of around CAD$6 million.

FAR's working interest is subject to Overriding Royalties retained by Suncor.


BERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board
Designated Pool Boundaries
BERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held
jointly by F.A.R. (29.1214%) and
Suncor (70.8786%) (all yellow)
10 MMCF/D Wabamun Test in 1968
WILD RIVER
Wabamun Gas Prospects

Clear Prairie and Clear Hills (FAR 15%)
Alberta Canada

The Clear Prairie 3-8-90-12 well was drilled during the March quarter and production casing run after electric logs confirmed the presence of hydrocarbon pay. The well was drilled to 1,245 metres using Technicoil Rig #2114

Competitive leasing has impacted on this program along with lower gas prices and provincial initiatives to substantially raise royalties, all of which have served to lessen the overall potential of the play. Following an internal review, FAR has taken a decision to dispose of these properties.

FAR's working interests are subject to Overriding Royalties retained by Suncor.

Kakwa Project (FAR 15%)
Alberta, Canada

The Kakwa well located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada and was drilled in 2006 to a total depth of 4,080 metres.

Good gas shows remain to be evaluated within secondary targets in the Cretaceous section and Middle Triassic intermediate section of the well.

FAR is waiting on advice from the operator concerning the commercial merit (if any) of these zones in the Kakwa well.

YEAR 2008 NORTH AMERICAN PROGRAM

The Year 2008 program comprises the following prospects: (The actual timing of certain of these projects is dependent upon joint venture partners, equipment availability and other factors)

NE Waller, Onshore US Gulf Coast (34%)

As anticipated, multiple leads and prospects have emerged from the work conducted to date with drill targets defined from Frio level (3,000 feet) through Yegua, and down to Lower Wilcox Level (12,000 feet). Evaluation is continuing.

These drill targets will comprise a significant part of FAR's 2008 drilling program of which certain prospects may be farmed down to reduce risk and cover costs and others may be drilled at existing working interest levels.

Kicker Prospect, Vermillion Parish,
South Louisiana (FAR 5%)

As mentioned earlier in this review FAR intends to participate in a proposed sidetrack operation of the Marceaux #1 well to recover known oil from the Alliance 3 Sand.

Subject to establishing production history there remains the possibility that a further one or two well locations exist down dip from the Marceaux #1 well.

South Grosse Tete Project, Iberville Parish,
South Louisiana. (0-14,500 feet 5%) (>14,500 feet 17.7%)

Subsequent to the 2007 year end the Schwing 2 well reached a total depth of 14,385 feet and the upper section has been logged. Log data indicate 11 feet of gas pay in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval. Oil and gas shows were also encountered in 4 feet of sand at approximately 12,513 feet. These 3 zones are all behind casing and appear capable of production.

Two further zones at 13,011 feet and 14,020 feet yielded gas shows that were not logged as being commercial. Early indications are the well has opened up a new Nodosaria-Discorbis sand trend which is likely to be the subject of further exploration during 2008.

Bay Courant Project, Lafourche Parish, South Louisiana

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. The Operator is currently seeking expressions of interest form industry for a deep test with a well being possible during 2007.

FAR's working interest at Bay Courant (approx 413 acres) will reduce from 20 percent to 15 percent once payout has been achieved

Eagle Project, San Joaquin Basin, California.

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

The majority of the joint venture has decided to join the Operator on a farm out of the Eagle Oil Pool Development. The joint venture is offering a farminee, who will become the new project Operator, the choice of drilling; Shannon-1, a modest, low, risk step out well to the Mary Bellochi-1 well, testing the 1.2 million barrels of oil and 3 BCF gas potential of the small structural closure on the regional stratigraphic trap; or Tulago-1, an aggressive step out 1,200 metre updip of the Mary Bellochi-1 well, testing the mean case (8.8 million barrels and 33 BCF gas) potential of the stratigraphic trap. The exact timing of either well is currently unknown, but is tentatively placed in 2008 and is subject to a successful farm out and availability of a deep rig and experienced personnel.

FAR has made no formal decision at this stage and awaits advice on which program is adopted before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

CANADA

As detailed elsewhere in the Operations Review, subject to farm out FAR may participate in wells at Wild River and Karr project areas during 2008.

Reserve Summary

An assessment of estimated recoverable reserves effective 31 December 2007 based on existing discoveries provided by various sources is set out below. Coutret and Associates are independent USA based petroleum engineers. Other estimates are those published by Operators, Joint Venture participants or industry analysts.

COUNTRY		OIL (BARRELS)	GAS (billion cubic feet)	SOURCE OF DATA
USA	Gross	868 374	24.4	Coutret and Associates
Multiple Properties	Net (various)	52 338	0.87	
AUSTRALIA				
(Sage Oilfield)	Gross	3 000 000 – 5 000 000		Internal JV papers
	Net (11.25%)	337 500 – 562 500		
(Trefoil/White Ibis)	Gross	23 000 000	300.0	Strachan Corporate Pty Ltd
	Net (.09375% ORRI)	64 686	0.84	(note: ORRI converted to rule of thumb working interest on 3:1 basis)
CHINA				
Wei 6-12S, 6-12, 12-8E, 12-8W, 12-3,12-2	Gross	61 000 000 – 66 000 000		Horizon Oil Investor presentation 2008
	Net (2.5%)	1 525 000 – 1 650 000		
TOTAL	Gross	87 868 374 - 94 683 921	324.4	
	Net	1 979 524 - 2 329 524	1.71	

Notes:

The table of potential recoverable reserves is based on oil and gas discoveries made on leases in which FAR has an interest and excludes any potential recoverable reserves attributable to undrilled prospects.

Gross figures are the totals for all interest holders whereas net figures show only those interests attributable to FAR.

Figures shown for the USA are in the proven category according to the accepted definitions of the Society of Petroleum Engineers in that country and basically conform to the definitions used by the United States Securities and Exchange Commission. Wells making up the Company's USA reserves are concentrated in lower risk mature basins in Louisiana and Texas.

Permit Listing

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	Net Revenue	
United States Of America					
Texas					
Loveless Langford 3HT	Hardeman	80	18.25	13.0416	
Bligh Loveless E #1	Hardeman	80	16.25	12.1875	
	Hardeman	80	Royalty	0.3021	
Bligh Loveless F	Hardeman	80	11.375	8.8547	
Bligh Loveless G	Hardeman	80	15.2917	SWD	
Trio Loveless I #1	Hardeman	125	20.00	15.00	undeveloped
JD McClellan #1,2	Hardeman	165	20.8203	16.1194	
Corda Joe McClellan #1	Hardeman	40	4.7694	3.6584	BPO
			7.0413	5.401	APO
Mulkey A #1-B	Hardeman	40	12.7969	9.5977	
Trio Parker #1	Hardeman	80	16.7677	12.8158	
Trio-Crawford Drieschner	Wilbarger	80	24.7509	18.3075	
Trio-Crawford Drieschner	Wilbarger	80	Royalty	0.5455	
Thompson-Sawyer Library	Hardeman	80	25.9103	19.6918	
Bligh Wofford Unit	Hardeman	60	15.75	11.8125	
Sitta "A"	Hardeman	40	5.5173	4.2069	
Phillips Grange D-1	Hardeman	40	11.25	8.6906	
Pursley Grange #1	Hardeman	40	2.10	1.6328	
BB Thrash #3	Hardeman	80	5.1383	3.751	
Barnes #2	Lipscomb	646	20.00	16.00	
Lindsey Trust 109 A-1	Dawson	440	4.64	3.5726	
Talkington #1	Dawson	160	6.6667	5.1339	
Rainosek #1	Lavacca	640	21.5766	16.1658	
Rainosek #3	Lavacca	640	20.00	15.00	
Bujnoch #1	Lavacca	640	20.00	15.20	
Vaquero #1	Victoria	320	9.00	6.6877	
Vaquero #2	Victoria	320	9.00	6.21	
NE Waller	Waller	21 894	34.00	25.50	undeveloped
Louisiana					
Pecan Lake Field					
Miami Corp. #2	Cameron	1 280	Royalty	0.7089	
Miami Corp. #2D	Cameron	1 280	Royalty	0.7089	
Miami Corp. #3	Cameron	1 280	Royalty	0.4431	
Miami Corp. #3D (Cutler)	Cameron	1 280	Royalty	0.4431	
Miami Corp #5	Cameron	1 280	Royalty	0.0071	undeveloped
Miami Corp #6	Cameron	1 280	5.3167	4.0472	undeveloped
Ada Field					
Youngblood #1D	Bienville		6.75	4.9894	
Johnson #1 Alt	Bienville	160	10.41	7.7625	
Hooks #1Alt	Bienville	160	5.8524	4.4806	
Canterbury #1Alt	Bienville	160	12.00	9.1873	
Clear Branch					
Terry Ewing No 1	Jackson	425	9.375	0.69375	
Ivan Field					
Gray RA SUN:USA	Bossier	720	1.65	APO	
Kitchens #1	Bossier	720	11.125	7.8242	
			Royalty	0.1953	
Placid #1	Bossier		12.2587	8.7476	
S. Lake Raccourci					
SL 3258 #1	Lafourche	3 200	5.2238	4.3056	
SL 3258 #2	Lafourche	3 200	5.10	4.149	

Permit Listing

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	Net Revenue	
Lake Long					
SL 328 well No.1	Lafourche	1 406	4.09375	2.9066	
SL 328 well No.6	Lafourche	1 406	31.375	23.0899	
SL 328 well No.7	Lafourche	1 406	16.375	12.408	
SL 328 well No.2ST	Lafourche	1 406	12.625	9.4496	
SL 328 well No.27	Lafourche	1 406	1.375	1.1246	
SL 328 well No.30	Lafourche	1 406	1.375	1.1246	
SL 328 well No.28	Lafourche	1 406	1.375	1.136	
SL 328 well No.8	Lafourche	1 406	1.375	1.1246	
SL 328 well No.9	Lafourche	1 406	10.1875	7.2941	
Bay Courant					
SL 17316 #1	Lafourche	413	20.00	15.00	BPO
			15.00	11.25	APO
Isle St. Jean Charles					
Dupont 38 #1	Terrebone	364	5.4072	4.1958	
Dupont 38 #1D	Terrebone	364	5.4072	4.174	
South Grosse Tete					
Schwing	Iberville	1 360	19.30	13.725	BPO
					undeveloped
Kicker					
Marceaux #1	Vermilion	1 017	5.00	3.25	BPO
					undeveloped
California					
Eagle	Kings	4 360	15.00	11.7	undeveloped
Wyoming/Montana					
Lund #1 /Plentywood	Sheridan	10 800	2.08		undeveloped
Indian Tree Unit-Lois	Campbell	600	Royalty	0.0615	
Indian Tree Unit 6A	Campbell	600	0.4591	0.4027	
Canada					
Kakwa	Alberta	640	15.00	completion	AMI
Karr	Alberta	1 440	15.00	completion	AMI
Clear Hills	Alberta	4 480	15.00	completion	AMI
Wild River	Alberta	1 920	29.1214	earning	undeveloped
China	Beibu Gulf	89 946	5.00	CNOOC Back-in (51%)	
Australia					
WA-254-P	Offshore Carnarvon	80 028	10.7143		
EP 104	Canning Basin	1 160 406	8.00		
T/18 P	Bass Basin	967 000	0.0938	Royalty	
Senegal					
Sangomar-Rufisque	MSGB Basin	3 701 871	30.00		

Notes:

(I) The complexity of lease holdings in the United States of America is such that it is simplistic to reduce holdings to a tabular form. The summary presented is a reasonable tabulation of leases at the reporting date. Actual lease and well holdings are subject to "Before and After Payout variations", various farmout terms, provisions of operating agreements and may be subject to depth restrictions.

(II) AMI means an area of mutual interest applies to additional acreage

(III) Permits and concessions held in countries other than the USA are subject to various royalties, Government impositions and participation agreements.

Australian Stock Exchange Listing Rule 4.10.3 requires companies to disclose the extent to which they have complied with the best practice recommendations of the ASX Corporate Governance Council.

The ASX Corporate Governance Council released their revised Corporate Governance Principles and Recommendations in August 2007. Companies are required to report against these revised principles for financial years commencing on or after 1 January 2008, however the Board has resolved to adopt this reporting in the current financial year.

This statement summarises the corporate governance practices adopted by the Board of Directors and their compliance with the Corporate Governance Principles and Recommendations. Where a best practice recommendation has not been followed, the non-compliance has been noted and a justification provided.

First Australian Resources Limited's ("FAR") objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

The Company and its controlled entities together are referred to as FAR in this statement.

Principle 1
Lay solid foundations for management and oversight.

The Board operates in accordance with the broad principles set out below.

Role of the Board

The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of senior executives and the company secretary.

Evaluation of Executive Performance

A review of executive performance is conducted by the CEO on an annual basis and a report made to the full Board.

Principle 2
Structure the Board to add value.

Board Composition

The Board comprises three independent non executive Directors and one executive Director acting in the capacity as both Chairman and Chief Executive Officer. This approach does not follow ASX Best Practice Recommendations 2.2 and 2.3 as Mr. Evans is both Chairman and Chief Executive Officer.

The FAR Board's preference is that notwithstanding the Recommendation the status quo is retained because;

- There is an inherent acceptance by investors that Mr. Evans was responsible for founding the Company and establishing FAR's United States Office and US operations that provide the entire revenue stream of the group which has aggregated in excess of $45 million dollars since inception. Within the ambit of its US network Mr. Evans status within FAR has been a key component to establishing deal flow and the quality of projects being offered.

Given that it is the view of the ASX Corporate Governance Council that an executive chairman is not able to provide an independent review of the performance of management, the Board has:

- Established clear protocols for handling conflicts of interest.

- Provided the opportunity for the non executive Directors meet without any executive present on an annual basis on the day of the AGM.

- Established an undertaking to review this position should the Company achieve a market capitalisation exceeding $100 million.

Director's Independence

The Board has based its determination of a Director's independence on the criteria specified in the ASX Best Practice Recommendations. The Board considers that Warwick Grigor, Charles Cavness and Albert Brindal satisfy the criteria in that they:

- Are not substantial shareholders of the Company.
- Have not been employed in an executive capacity within the last three years, with the exception of Mr Brindal who has served as Company Secretary during this period. Given that Mr Brindal has performed this role as an external contractor rather than as an employee and has never been involved in any decision making in respect of FAR's strategy or operations, the Board believes that this has not impaired his independence.
- Have not been a principal of a material professional advisor within the last three years other than for Mr Grigor who has provided financial public relations advice under terms set out in notes to the financial statements that are not considered to impair his independent judgement. (Under its adopted policy concerning underwriting fees, whilst Mr. Grigor may be instrumental in introducing investors to the Company, he is specifically prohibited from participating in underwriting commissions.)
- Are not a material supplier or customer of the Company.
- Do not have a material contractual relationship with the Company. In this context fees paid to Mr. Cavness for professional legal services from time to time and fees paid to Mr Grigor for financial public relations as disclosed in the financial statements are not considered to be of a level or nature that would impair either Director's independent judgement.
- Have no other interests or business relationships likely to materially interfere with the Director's ability to act in the best interests of the Company.

In addition, to facilitate independent decision making, each Director of the Company has the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense provided they notify the Company beforehand.

The constitution of the Company provides that Directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, qualifications and length of service are set out in the Directors' Report.

Meetings

The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Directors' Report.

Board Committees

The Board does not have separately established committees dealing with audit, nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:

Nomination Committee

The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

In the absence of a nomination committee the Board has the following processes in place

- The full Board of FAR undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. Currently the Board has an aggregate of 60 years plus experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

Performance Evaluation

A performance review is conducted by the full Board on an annual basis.

Principle 3

Promote ethical and responsible decision making

The Company has a corporate code of conduct ("code") that has been fully endorsed by the Board and applies to all Directors and employees. The code is evolving with the Company and is updated as necessary to ensure it reflects an appropriate standard of behaviour and professionalism to maintain confidence in the Group's integrity.

In summary, the Code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies.

The Company's policy in relation to dealings in the Company's securities applies to Directors, employees and consultants. Any intended market transactions must be notified to the chairman in advance to ensure that the market remains fully informed at all times prior to any contemplated transaction. The code and the Company's share trading policy are discussed with new employees.

The code and the securities trading policy are available for review on the Company's website.

Principle 4

Safeguard integrity in financial reporting

Audit Committee

Recommendation 4.1 provides that the Board should establish an audit committee. The Board of FAR has not formed an audit committee. As presently constituted, the full Board of FAR consists of only four Directors and has formed the view that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken the following steps to safeguard the integrity of financial information.

- The chief financial officer is required to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operating results and are in accordance with relevant accounting standards.

- The chief financial officer, is formally qualified in the field of financial reporting and is a member of the Institute of Chartered Accountants of Scotland.

- Personnel responsible for generating financial reports within the group must hold appropriate tertiary qualifications in the field of accounting and finance with a minimum of 5 years relevant practical experience.

- Staff involved in the preparation of financial reports are required to undertake continuing professional education.

- A policy has been adopted to constitute a formal audit committee upon the group reaching a market capitalization of $100 million or upon reaching annual sales exceeding A$10 million.

- Notwithstanding the group's size, the policy is to retain one of the leading international audit firms to clearly demonstrate quality and independence and ensure the integrity of financial statements.

Principle 5

Make timely and balanced disclosure

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company's securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage participation at general meetings. These policies are available on the Company's website.

During the drilling of a well the Company's policy is to report progress at least weekly and where possible to provide immediate release of any significant well data.

The Chairman and Company Secretary have been nominated as persons responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating disclosures to the ASX, analysts, brokers, shareholders, the media and the public.

ASX releases are posted on the Company's website as soon as practical after receiving ASX acknowledgement of release to the market.

Principle 6

Respect the rights of shareholders

All shareholders who request one receive a copy of the annual report. In addition electronic communication is readily accessible to shareholders who may register their email address via a mechanism on the Company's website.

In addition to the Annual Report, information is communicated to shareholders through:

- Continuous disclosure in the form of public announcements to the ASX
- Quarterly reports announced to the ASX
- Investor briefings and presentations
- Notices of all meetings of shareholders and explanatory notes as applicable to resolutions.
- Publication of the above material on the FAR website

Shareholders are invited to ask questions at the Annual General Meetings.

Principle 7

Recognise and manage risk

The board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs. As a practical matter active projects and drilling and completion reports are discussed between Board members on a very regular basis.

Where exploration and associated financial risk is assessed as high, FAR has an established policy of farming out risk to other industry participants. In certain instances risk is contained at the front end by requiring exploration wells to be based on turnkey contracts, particularly where deep targets or over pressured environments are present.

Given its early stage of development, the financial and organisational risks are considered moderate as there are simple financial and organisational structures in place. Success of the Company is dependent upon exploration success and continued funding of exploration activities.

The Company has tenements in foreign jurisdictions including Senegal, China and the United States of America. There are risks that arise in relation to the conduct of exploration activities in these foreign jurisdictions which the Company has identified and for which it has internal policies and procedures. The Company, in accordance with its corporate code of conduct, complies with all legal requirements of any jurisdiction in which it operates.

The Company does not operate and as part of its environmental risk identification, ensures that it is aligned with experienced operators in each segment in which it conducts business. In addition to "Operator Insurance" covering such events as well blow-outs, FAR carries additional insurance cover across all wells in which it has an interest within the United States of America.

FAR is a junior resource entity at the exploration and early growth stage. Exploration for oil and gas is a high risk undertaking. Accordingly, the investment risk profile of FAR is high and investment in FAR is considered to be speculative.

ASX Best Practice Recommendation 7.1 provides that the Board should establish policies on risk oversight and management.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the board is responsible for risk oversight and management. Day to day responsibility is delegated to the chief executive officer who is responsible for:

- Identification of risk;
- Monitoring risk;
- Communication of risk events to the Board; and
- Responding to risk events, with Board authority.

Prior to the directors making the directors declaration in the financial report, the chief executive officer and chief financial officer are required to state to the Board in writing that:

- The Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Principle 8
Remunerate fairly and responsibly

Remuneration Policy

FAR's remuneration policy is disclosed in the Remuneration Report included in the Directors Report.

Disclosure of Remuneration

FAR follows the practice of disclosing the amount of remuneration and all monetary and non-monetary components for each Director and each of the highest paid executives during the reporting period.

Remuneration Committee

Recommendation 8.1 provides that the Board should establish an remuneration committee. The Board of FAR has not formed an remuneration committee. The full Board considers those matters that would usually fall to a remuneration committee as it is considered no efficiencies would be achieved by establishing a separate committee given the Company's size and the number of personnel.

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman and allowance is made as a minimum for CPI adjustment to maintain purchasing power.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

A policy has been adopted to constitute a formal remuneration committee upon the group reaching a market capitalization of $100 million or upon reaching annual sales exceeding A$10 million.

Directors' Report

The directors of First Australian Resources Limited submit herewith the Annual Financial Report for the year ended 31 December 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The directors of the Company in office during or since the end of the financial year are:

Michael John Evans - *Chairman and Chief Executive Officer*

Mr Evans was the founding Chairman of the Company and primarily responsible for its public flotation in 1985. He is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and the United States of America.

Warwick Robert Grigor - *Non-Executive Director*

Mr Grigor is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stockbroking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business. Mr Grigor has been a director of the Company since 1995.

Charles Lee Cavness - *Non- Executive Director*

Mr Cavness resides in Denver, Colorado, United States of America, and is an Attorney at Law admitted to practice before the Supreme Courts of the States of Texas, Alaska, and Colorado. Mr Cavness has served in the legal departments of two large American oil companies, Pennzoil Corporation and Arco. Mr Cavness has spent his entire career in the oil industry, and consequently has experience in the US, Latin America, Europe and the Middle East. Mr Cavness has been a director of the Company since 1994.

Albert Edward Brindal - *Non-Executive Director (appointed 19 December 2007)*

Mr Brindal holds an MBA, a Bachelor of Commerce Degree and is a Fellow Member of the Certified Practicing Accountants in Australia. Mr Brindal has served as the Company Secretary since 2000.

All directors held office during and since the end of the financial year unless otherwise stated.

Directorships of other listed companies held by directors in the 3 years immediately before the end of the financial year are as follows:

NAME	COMPANY	PERIOD OF DIRECTORSHIP
M J Evans	Monaro Mining NL	December 2004 to October 2007
W R Grigor	Heritage Gold NZ Limited	Since April 2007
	Monaro Mining NL	Since March 1996
	Peninsula Minerals Limited	Since April 2005
	Tianshan Goldfields Limited	Resigned August 2005

Company Secretaries

Colin John Harper *(appointed 24 August 2007)*

Mr Harper is a member of the Institute of Chartered Accountants of Scotland and holds a BA(Hons) degree in Accounting and Finance. Mr Harper also serves as the Chief Financial Officer of the Consolidated Entity.

Albert Edward Brindal

See above for details.

Principal Activities

The principal activities of the Company and of the Consolidated Entity are:

- exploring for and producing oil and gas;
- the acquisition and sale of oil exploration and production interests;

Operating Results

The loss of the Consolidated Entity for the year ended 31 December 2007 after income tax was $3 713 500 (2006: loss $4 382 426).

Dividends

The directors recommend that no dividend be paid for the year ended 31 December 2007 nor have any amounts been paid or declared by way of dividend during the year.

Review of Operations

A review of the oil and gas operations carried on by the Company and the Consolidated Entity is set out in the Operations Review section of this Annual Report.

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the Consolidated Entity.

Subsequent Events

Since the end of the financial year the directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

Future Developments

The Consolidated Entity intends to continue its present range of activities during the forthcoming year. In accordance with its objectives, the Consolidated Entity intends to participate in a number of exploration and appraisal wells and new projects, and may grow its exploration effort and production base by farmin or new lease acquisitions. Certain information concerning future activity is set out in the Operations Review Section. Other information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the directors, it would prejudice the interests of the Consolidated Entity.

Remuneration Report - Audited

This Remuneration Report outlines the director and executive remuneration arrangements of the Company and the Consolidated Entity in accordance with the Corporations Act 2001 and its regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the remuneration report in accordance with the Corporations Regulation 2M.6.04. For the purposes of this report the Key Management Personnel of the Consolidated Entity are as follows:

The directors of the Consolidated Entity during the year were:

- Michael John Evans (Chairman and Chief Executive Officer)
- Warwick Robert Grigor (Non-Executive Director)
- Charles Lee Cavness (Non-Executive Director)
- Albert Edward Brindal (Non-Executive Director; appointed 19 December 2007)

The highest remunerated Consolidated Entity executives during the year were:

- Colin John Harper (Chief Financial Officer; appointed 6 August 2007)
- June Ann Atling (Administration Manager Australia)
- Roseann Adessa (Administration Manager USA)

Remuneration Policy

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman.

As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such, remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The Consolidated Entity does not have a remuneration committee however the remuneration of Directors is dealt with at full board level.

Remuneration packages contain the following key elements:

- Short-term employee benefits – salary/fees and non monetary benefits including provision of motor vehicles and health benefits.
- Post employment benefits – superannuation.
- Share based payments – Share options granted as disclosed in note 31 of the financial statements.
- Other Benefits.

Director and Executive Remuneration

The directors and the identified Consolidated Entity executives received the following amounts as compensation for their services as directors and executives of the Company and Consolidated Entity during the year:

2007	Short-term employee benefits		Post-employment	Share-based payment	Total	
Name	Salary and Fees $	Other $	Super $	Options $	$	% consisting of options
M J Evans	217 596	16 148	120 164	405 000	758 908	53%
W R Grigor (i)	52 500	-	2 700	121 500	176 700	69%
C L Cavness	45 202	-	-	81 000	126 202	64%
A E Brindal	-	-	-	-	-	-
C J Harper	49 231	-	4 923	72 000	126 154	57%
J A Atling	85 532	11 720	37 300	-	134 552	-
R Adessa	78 289	18 584	-	24 000	120 873	20%
Total	528 350	46 452	165 087	703 500	1 443 389	

2006	Short-term employee benefits		Post-employment	Share-based payment	Total	
Name	Salary and Fees $	Other $	Super $	Options $	$	% consisting of options
M J Evans	204 864	20 582	119 245	-	344 691	-
W R Grigor (i)	60 000	-	2 700	-	62 700	-
C L Cavness	14 653	-	-	-	14 653	-
J A Atling	72 030	-	36 970	-	109 000	-
R Adessa	69 508	10 976	-	-	80 484	-
Total	421 055	31 558	158 915	-	611 528	

(i) Includes public relations fees disclosed in note 33.

Options Granted to Directors and Executives

During and since the end of the financial year an aggregate of 9,500,000 share options over shares in First Australian Resources Limited were granted to the following directors and executives of the Company and Consolidated Entity as part of their remuneration:

	Grant date & vesting date	Number of options granted	Fair value of options granted at grant date	Exercise price of options	Expiry date
M J Evans	8 June 2007	5 000 000	$405 000	$0.15	31 July 2010
W R Grigor	8 June 2007	1 500 000	$121 500	$0.15	31 July 2010
C L Cavness	8 June 2007	1 000 000	$81 000	$0.15	31 July 2010
C J Harper	2 October 2007	1 500 000	$72 000	$0.15	31 July 2010
R Adessa	2 October 2007	500 000	$24 000	$0.15	31 July 2010

The fair value of the options was calculated at the date of grant using the Black-Scholes model.

Refer to note 31 for further details.

Employment Contracts

There are no written contracts in place between the key management personnel and the Consolidated Entity with the exception of Mr Harper who is employed under a standard employment contract with a four week notice period.

Directors' Shareholdings

The following table sets out each director's relevant interest in shares and options over shares of the company at the date of this report:

	Fully Paid Ordinary Shares	Options Over Ordinary Shares
M J Evans	6 225 450	5 000 000
W R Grigor	9 030 548	1 500 000
C L Cavness	1 150 000	1 000 000
A E Brindal	29 000	-

Directors' Meetings

The following table sets out the number of directors' meetings held during the financial year and the number of meetings attended by each director (while they were a director):

	Board of Directors Meetings	
	Held	Attended
M J Evans	3	3
W R Grigor	3	3
C L Cavness	3	3
A E Brindal	-	-

Share Options

Details of share options over ordinary shares issued by the Company during the period together with details of options converted during the period and on issue at 31 December 2007 are set out in Note 20 to the financial statements and form part of this report.

Indemnification of officers and auditors

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

Environmental Regulations

The Entity is subject to significant environmental regulation in respect of drilling for and production of oil and gas. Approvals, licences, hearings and other regulatory requirements are performed by the operators of each permit or lease on behalf of joint ventures in which the Entity participates.

The Entity is by choice a non-operator and as such compliance by operators with environmental regulations is governed by the terms of respective joint operating agreements.

The Entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the Entity or operator. As at the date of this report the Company has not been notified of any incidents other than the following:

- On 12 February 2008 a temporarily abandoned well in Louisiana, in which a wholly owned subsidiary of the Company has a 5.1% working interest, suffered a release of hydrocarbons caused by a casing leak due to external corrosion. The relevant authorities were immediately notified by the operator and efforts were made to recover the hydrocarbons. No significant environmental damage was noted as a result of the incident and no harm was caused to humans or wildlife. The well has subsequently been plugged and abandoned and the directors do not anticipate any costs being incurred as a result of this incident other than the proportionate share of plugging and abandonment costs.

Proceedings on Behalf of the Company

At the date of this report the directors are not aware of any proceedings on behalf of the Company or Consolidated Entity.

Non-Audit Services

Details of amounts paid or payable to the auditor for audit and non-audit services provided during the year by the auditor are outlined in note 35 to the financial statements.

As there were no non-audit services during the year, the directors are satisfied that the provision of non-audit services by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 34 of the annual report.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

M. J. Evans
Director

Perth, 28 March 2008.

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX: 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
First Floor, 87 Colin Street
WEST PERTH WA 6005

28 March 2008

Dear Board Members,

AUDITOR'S INDEPENDENCE DECLARATION TO FIRST AUSTRALIAN RESOURCES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead audit partner for the audit of the financial statements of First Australian Resources Limited for the financial year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely,

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountant

Member of
Deloitte Touche Tohmatsu

Liability limited by a scheme approved under Professional Standards Legislation.

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX: 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor's Report to the members of First Australian Resources Limited

We have audited the accompanying financial report of First Australian Resources Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement and statement of changes in equity for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year as set out on pages 37 to 78.

We have also audited the compensation disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the compensation of key management personnel ("compensation disclosures") as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("AASB 124"), under the heading "remuneration report" on pages 30 to 32 of the directors' report, and not in the financial report.

Directors' Responsibility for the Financial Report and the AASB 124 Compensation Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the compensation disclosures contained in the directors' report. In Note 3, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, comply with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and compensation disclosures contained in the directors' report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and the compensation disclosures comply with AASB 124.

Deloitte.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the compensation disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the compensation disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the compensation disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the compensation disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Auditor's Independence Declaration

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's Opinion on the Financial Report

In our opinion:

(a) the financial report of First Australian Resources Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 3.

Auditor's Opinion on the AASB 124 Compensation Disclosures Contained in the Directors' Report

In our opinion, the compensation disclosures that are contained on pages 30 to 32 under the heading "remuneration report" of the directors' report, comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures.*

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 28 March 2008

Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Company and the Consolidated Entity; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001.

At the date of this declaration, the Company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the directors' opinion, there are reasonable grounds to believe that the Company and the Companies to which the ASIC Class Order applies, as detailed in note 28 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

M. J. Evans
Director

Perth, 28 March 2008

Income Statement

for the financial year ended 31 December 2007

	Note	Consolidated 2007 $	Consolidated 2006 $	Company 2007 $	Company 2006 $
Revenues	6	2 679 260	3 861 149	698 949	850 315
Other income	8(a)	4 642	15 895	-	3 995
Direct operating costs		(730 224)	(841 889)	-	-
Depreciation and amortisation expense	8(b)	(656 868)	(2 065 147)	(23 287)	(30 606)
Exploration expense		(1 580 946)	(2 671 966)	(1 565 888)	(1 018 829)
Impairment of loans to subsidiaries		-	-	-	(1 863 169)
Finance costs	7	(913 601)	(756 434)	(866 716)	(702 517)
Employee benefits expense		(1 491 321)	(665 040)	(1 342 198)	(569 903)
Consulting expense		(347 188)	(552 651)	(167 610)	(357 875)
Foreign exchange loss		(4 924)	-	(884 184)	(528 477)
Other expenses		(672 330)	(706 343)	(534 366)	(345 021)
Loss before income tax		(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
Income tax expense	9(a)	-	-	-	-
Loss from continuing operations		(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
Loss for the year		(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
Loss attributable to members of First Australian Resources Limited	22	(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
Earnings per share:					
Basic loss (cents per share)	23	(0.82)	(1.18)		
Diluted loss (cents per share)	23	(0.82)	(1.18)		

Notes to the financial statements are included on pages 43 to 78.

Balance Sheet

as at 31 December 2007

	Note	Consolidated		Company	
		2007 $	2006 $	2007 $	2006 $
CURRENT ASSETS					
Cash and cash equivalents	29(a)	8 493 536	13 338 619	7 927 569	12 843 217
Trade and other receivables	10	316 264	353 484	19 581	55 525
Other financial assets	11	28 626	28 856	26 618	26 618
Other	12	22 446	15 867	21 667	10 691
Total Current Assets		8 860 872	13 736 826	7 995 435	12 936 051
NON CURRENT ASSETS					
Other financial assets	11	-	-	11 589 201	7 312 327
Property, plant and equipment	13	691 282	400 669	61 715	72 170
Oil and gas properties	14	23 774 277	13 878 547	13 713 848	7 584 051
Total Non-Current Assets		24 465 559	14 279 216	25 364 764	14 968 548
TOTAL ASSETS		33 326 431	28 016 042	33 360 199	27 904 599
CURRENT LIABILITIES					
Trade and other payables	15	478 552	477 178	230 179	64 693
Borrowings	16	5 506 797	4 689 178	5 001 706	4 689 178
Provisions	17	127 646	24 597	127 646	24 597
Total Current Liabilities		6 112 995	5 190 953	5 359 531	4 778 468
NON-CURRENT LIABILITIES					
Borrowings	18	-	562 730	-	-
Provisions	19	40 752	90 135	29 928	81 370
Total Non-Current Liabilities		40 752	652 865	29 928	81 370
TOTAL LIABILITIES		6 153 747	5 843 818	5 389 459	4 859 838
NET ASSETS		27 172 684	22 172 224	27 970 740	23 044 761
EQUITY					
Issued Capital	20	62 546 989	53 639 210	62 546 989	53 639 210
Reserves	21	397 939	591 758	1 531 535	828 035
Accumulated losses	22	(35 772 244)	(32 058 744)	(36 107 784)	(31 422 484)
TOTAL EQUITY		27 172 684	22 172 224	27 970 740	23 044 761

Notes to the financial statements are included on pages 43 to 78.

Statement of Changes in Equity

for the financial year ended 31 December 2007

Consolidated

	Share capital $	Option Reserve $	Reserves: Equity component on convertible notes $	Reserves: Foreign currency translation reserve $	Total $	Accumulated Losses $	Total Attributable to equity holders of the parent $
Balance at 1 January 2006	42 106 852	133 340	-	51 759	185 099	(27 676 318)	14 615 633
Exchange differences arising on translation of foreign operations	-	-	-	(288 036)	(288 036)	-	(288 036)
Net income recognised directly in equity	-	-	-	(288 036)	(288 036)	-	(288 036)
Profit (Loss) for the period	-	-	-	-	-	(4 382 426)	(4 382 426)
Total recognised income and expense	-	-	-	(288 036)	(288 036)	(4 382 426)	(4 670 462)
Recognition of equity component on convertible notes	-	-	496 330	-	496 330	-	496 330
Share based payments	-	198 365	-	-	198 365	-	198 365
Issue of shares	12 363 468	-	-	-	-	-	12 363 468
Share issue costs	(831 110)	-	-	-	-	-	(831 110)
Balance at 31 December 2006	53 639 210	331 705	496 330	(236 277)	591 758	(32 058 744)	22 172 224
Balance at 1 January 2007	53 639 210	331 705	496 330	(236 277)	591 758	(32 058 744)	22 172 224
Exchange differences arising on translation of foreign operations	-	-	-	(897 319)	(897 319)	-	(897 319)
Net income recognised directly in equity	-	-	-	(897 319)	(897 319)	-	(897 319)
Profit (Loss) for the period	-	-	-	-	-	(3 713 500)	(3 713 500)
Total recognised income and expense	-	-	-	(897 319)	(897 319)	(3 713 500)	(4 610 819)
Share based payments	-	703 500	-	-	703 500	-	703 500
Issue of shares	9 466 531	-	-	-	-	-	9 466 531
Share issue costs	(558 752)	-	-	-	-	-	(558 752)
Balance at 31 December 2007	62 546 989	1 035 205	496 330	(1 133 596)	397 939	(35 772 244)	27 172 684

Notes to the financial statements are included on pages 43 to 78.

Statement of Changes in Equity

for the financial year ended 31 December 2007

Company

	Share capital $	Reserves: Option Reserve $	Reserves: Equity component on convertible notes $	Reserves: Foreign currency translation reserve $	Reserves: Total $	Accumulated Losses $	Total Attributable to equity holders of the parent $
Balance at 1 January 2006	42 106 852	133 340	-	-	133 340	(26 860 397)	15 379 795
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-
Net income recognised directly in equity	-	-	-	-	-	-	-
Profit (Loss) for the period	-	-	-	-	-	(4 562 087)	(4 562 087)
Total recognised income and expense	-	-	-	-	-	(4 562 087)	(4 562 087)
Recognition of equity component on convertible notes	-	-	496 330	-	496 330	-	496 330
Share based payments	-	198 365	-	-	198 365	-	198 365
Issue of shares	12 363 468	-	-	-	-	-	12 363 468
Share issue costs	(831 110)	-	-	-	-	-	(831 110)
Balance at 31 December 2006	53 639 210	331 705	496 330	-	828 035	(31 422 484)	23 044 761
Balance at 1 January 2007	53 639 210	331 705	496 330	-	828 035	(31 422 484)	23 044 761
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-
Net income recognised directly in equity	-	-	-	-	-	-	-
Profit (Loss) for the period	-	-	-	-	-	(4 685 300)	(4 685 300)
Total recognised income and expense	-	-	-	-	-	(4 685 300)	(4 685 300)
Share based payments		703 500	-	-	703 500	-	703 500
Issue of shares	9 466 531	-	-	-	-	-	9 466 531
Share issue costs	(558 752)	-	-	-	-	-	(558 752)
Balance at 31 December 2007	62 546 989	1 035 205	496 330	-	1 531 535	(36 107 784)	27 970 740

Notes to the financial statements are included on pages 43 to 78.

Cash Flow Statement

for the financial year ended 31 December 2007

	Note	Consolidated 2007 $	Consolidated 2006 $	Company 2007 $	Company 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1 915 326	3 524 327	46 937	46 650
Payments to suppliers		(2 349 270)	(2 209 762)	(1 297 533)	(1 060 741)
Interest and other costs of finance paid		(602 263)	(549 753)	(554 094)	(495 836)
Net cash (used in)/provided by operating activities	29(e)	(1 036 207)	764 812	(1 804 690)	(1 509 927)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		692 847	796 560	681 764	785 608
Payments for oil and gas properties		(12 829 067)	(13 887 687)	(7 546 643)	(7 835 110)
Payments for property, plant and equipment		(533 262)	(262 517)	(5 277)	(45 505)
Proceeds from sale of oil and gas properties		5 674	16 905	-	-
Proceeds from sale of well equipment		3 543	-	-	-
Amounts advanced to related parties		-	-	(5 142 940)	(3 737 553)
Other		-	(5 343)	-	(5 343)
Net cash used in investing activities		(12 660 265)	(13 342 032)	(12 013 096)	(10 837 903)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares and other equity securities		9 466 531	12 363 469	9 466 531	12 363 469
Payment for share issue costs		(558 752)	(831 110)	(558 752)	(831 110)
Proceeds from issue of convertible debt securities		-	5 390 000	-	5 390 000
Payment for debt issue costs		-	(411 173)	-	(411 173)
Net cash provided by financing activities		8 907 779	16 511 186	8 907 779	16 511 186
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(4 788 693)	3 933 916	(4 910 007)	4 163 356
Cash and cash equivalents at the beginning of the year		13 338 619	9 456 868	12 843 217	8 679 861
Effects of exchange rate changes on cash and cash equivalents		(56 390)	(52 165)	(5 641)	-
Cash and cash equivalents at the end of the financial year	29(a)	8 493 536	13 338 619	7 927 569	12 843 217

Notes to the financial statements are included on pages 43 to 78.

1. General information

First Australian Resources Limited (the company) is a listed public company, incorporated in Australia and operating in Australia, Senegal, Canada, China and the USA.

First Australian Resources Limited's registered office and its principal place of business at the date of this report are as follows:

1st Floor
87 Colin Street
West Perth
WA 6005
Tel: (08) 9322 3939

2. Adoption of new and revised Accounting Standards

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. This has not affected the amounts reported for the current or prior years.

At the date of authorisation of the financial report, the following Standards and Interpretations were in issue but not yet effective:

Standard / Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
AASB 8 'Operating Segments' and AASB 2007-3 'Amendments to Australian Accounting Standards arising from AASB 8'	1 January 2009	31 December 2009
AASB 101 (revised September 2007) 'Presentation of Financial Statements' and AASB 2007-8 'Amendments to Australian Accounting Standards arising from AASB 101' and AASB 2007-10 'Further Amendments to Australian Accounting Standards arising from AASB 101'	1 January 2009	31 December 2009
AASB 123 'Borrowing Costs' – revised standard and AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123'	1 January 2009	31 December 2009
AASB Interpretation 11 'AASB 2 – Group and Treasury Share Transactions' and AASB 2007-1 "Amendments to Australian Accounting Standards arising from AASB Interpretation 11'	1 March 2007	31 December 2008
AASB Interpretation 12 'Service Concession Arrangements' and Interpretation 4 'Determining whether an arrangement contains a lease' (revised), Interpretation 129 'Service Concession Arrangements: Disclosures' (revised) and AASB 2007-2 'Amendments to Australian Accounting Standards arising from AASB Interpretation 12'	1 January 2008	31 December 2008
AASB 2007-4 'Amendments to Australian Accounting Standards arising from ED 151 and other amendments'	1 July 2007	31 December 2008
AASB 2007-7 'Amendments to Australian Accounting Standards'	1 July 2007	31 December 2008
AASB 2008-1 'Amendments to Australian Accounting Standard – Share Based Payments: Vesting Conditions and Cancellations'	1 January 2009	31 December 2009
AASB Interpretation 13 'Customer Loyalty Programmes'	1 July 2008	31 December 2009
AASB Interpretation 14 'AASB 119 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'	1 January 2008	31 December 2008
Interpretation 1003 'Australian Petroleum Resource Rent Tax'	Reporting periods ending on or after 30 June 2008	31 December 2008
AASB 3 'Business Combinations' (revised) and AASB 127 'Consolidated and Separate Financial Statements' (revised)	1 July 2009	31 December 2010
AASB 2008-2 Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations Arising on Liquidation	1 January 2009	31 December 2009

2. Adoption of new and revised Accounting Standards (continued)

The directors note that the impact of the initial application of the Standards and Interpretations is not yet known or is not reasonably estimable. These Standards and Interpretations will be first applied in the financial report of the Consolidated Entity that relates to the annual reporting period beginning on or after the effective date of each pronouncement.

3. Summary of significant accounting policies

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. The financial report includes the separate financial statements of the Company and the consolidated financial statements of the Consolidated Entity.

Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the financial statements and notes of the Company and Consolidated Entity comply with International Financial Reporting Standards ('IFRS').

The financial statements were authorised for issue by the directors on 28 March 2008.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

Where necessary, comparatives have been reclassified and repositioned for consistency with current year presentation.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries) (referred to as 'the Group' in these financial statements). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. In the separate financial statements of the Company, intra-group transactions ('common control transactions') are generally accounted for by reference to the existing (consolidated) book value of the items. Where the transaction value of common control transactions differ from their consolidated book value, the difference is recognised as a contribution by or distribution to equity participants by the transacting entities.

(b) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3. Summary of significant accounting policies (continued)

(c) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(d) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the Consolidated Entity's activities.

(e) Employee benefits

General

Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave, and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds by entities within the Group are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled when the leave is taken and measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(f) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

3. Summary of significant accounting policies (continued)

(g) Financial assets

Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term and certain criteria are satisfied as outlined in AASB 139 'Fiancial Instruments: Recognition and Measurement'. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity and are initially held at fair value net of transactions costs.

Bills of exchange classified as held to maturity are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

(h) Acquisition of assets and goodwill

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Consolidated Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

3. Summary of significant accounting policies (continued)

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The Consolidated Entity does not presently pay dividends.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in note 3(m).

Financial liabilities

Financial liabilities are classified as either financial liabilities 'at fair value through profit or loss' or other financial liabilities.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in note 30.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

(j) Provisions

Provisions are recognised when the Consolidated Entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

The Consolidated Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent petroleum engineers.

3. Summary of significant accounting policies (continued)

(k) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(l) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The Consolidated financial statements are presented in Australian dollars, which is First Australian Resources Limited's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies and foreign operations

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign Entity are treated as assets and liabilities of the foreign Entity and translated at exchange rates prevailing at the reporting date.

(m) Payables

Trade payables and other accounts payable are recognised when the Consolidated Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

3. Summary of significant accounting policies (continued)

(n) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and joint ventures except where the Consolidated Entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Consolidated Entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The Company and all its wholly-owned Australian resident Entities are part of a tax consolidated group under Australian taxation law. First Australian Resources Limited is the Head Entity in the tax-consolidated group. A tax funding arrangement has not been finalised between Entities within the tax consolidated group. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the "stand alone taxpayer" approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the company (as head-entity in the tax-consolidated group).

3. Summary of significant accounting policies (continued)

(o) Joint ventures

Jointly controlled assets and operations

Interests in jointly controlled assets and operations are reported in the financial statements by including the Consolidated Entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

Jointly controlled entities

The interest in a joint venture partnership is accounted for in the Consolidated financial statements using the equity method and is carried at cost by the Parent Entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing a joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(p) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Consolidated Entity as lessee

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the Consolidated Entity's general policy on borrowing costs. Refer to note 3(c).

Finance leased assets are amortised on a diminishing value basis over the term of the lease, or where it is likely the Consolidated Entity will obtain ownership of the asset, the estimated useful life of the asset. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Lease incentives

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(q) Revenue recognition

Sale of oil and gas and related products.

Revenue from the sale of oil and gas and related products is recognised when the Consolidated Entity has transferred to the buyer the significant risks and rewards of ownership and the amounts can be measured reliably. In the case of oil this usually occurs at the time of lifting.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

3. Summary of significant accounting policies (continued)

(r) Property, plant and equipment and oil and gas properties

Plant and equipment, equipment under finance lease and oil and gas properties, including carried forward development expenditure, are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Consolidated Entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the diminishing value method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase and plant and well equipment which are amortised on a units of production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the Consolidated Entity will obtain ownership of the asset, the life of the asset.

Depreciation is calculated on a diminishing value basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value, as follows:

- Vehicles	22.5%
- Furniture, fittings and equipment	20%
- Telephones	30%
- Computer equipment	40%
- Plant and well equipment	Based on units of production
- Oil and gas properties	Based on units of production

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the diminishing value method.

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(s) Exploration and evaluation costs

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 'Exploration For and Evaluation of Mineral resources' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed recoverable amount. Impairment losses are recognised in the income statement.

3. Summary of significant accounting policies (continued)

Expenditures relating to development of oil and gas leases are shown separately and not included in exploration and evaluation assets.

(t) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

(u) Share-based payments

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in note 31.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted after 7 November 2002 that vested after 1 January 2005. No amount has been recognised in the financial statements in respect of the other equity-settled shared-based payments.

Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

(v) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(w) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

3. Summary of significant accounting policies (continued)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the entity's accounting policies

The following are the critical judgements including those involving estimations, that management has made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the financial statements:

Oil and Gas Reserve Estimates are made in determining the depletion charge to be levied against producing oil and gas properties during the period. These estimates are provided by Independent Petroleum Engineers. These estimates are also used in determining the fair value of oil and gas properties for the purpose of impairment testing.

The Consolidated Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Future restoration and abandonment obligations are reviewed annually taking into account estimates by independent petroleum engineers. Presently the Consolidated Entity does not have any large scale production facilities that would have a material impact in relation to future restoration costs and accordingly there are no provisions for future restoration costs. This position is likely to change should the Consolidated Entity embark on a more substantial development project.

5. Segment Information

During the current and prior year the Consolidated Entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the USA, Australia, Canada, Senegal and China. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment accounting policies are the same as the Consolidated Entity's policies described in Note 3. Segment results are classified in accordance with their use within geographic segments regardless of legal Entity ownership.

2007	Senegal $	Canada $	Australia $	USA $	China $	Total $
Revenue						
Oil and gas sales	-	-	-	1 963 133	-	1 963 133
Other revenue	-	-	38 847	-	-	38 847
Inter-segment revenue	-	-	-	-	-	-
Total of all segments						2 001 980
Eliminations						-
Unallocated						677 280
Consolidated Revenue						2 679 260
Segment Result	(44 187)	(941 628)	(2 819 802)	96 884	(4 767)	(3 713 500)
Eliminations						-
Consolidated						(3 713 500)
Segment Assets	11 655 248	710 221	20 994 734	9 426 695	2 128 734	44 915 632
Eliminations						(11 589 201)
Consolidated						33 326 431
Segment Liabilities	-	148 629	6 290 415	15 100 374	3 179 611	24 719 029
Eliminations						(18 565 282)
						6 153 747
Other Segment Information						
Acquisition of segment assets	5 605 519	911 262	1 191 736	5 162 146	465 978	
Exploration expensed	-	-	1 565 888	15 058	-	
Depreciation and amortization of segment assets	-	-	23 287	633 581	-	

5. Segment Information (continued)

2006	Senegal $	Canada $	Australia $	USA $	China $	Total $
Revenue						
Oil and gas sales	-	-	-	2 999 975	-	2 999 975
Other revenue	-	-	42 942	-	-	42 942
Inter-segment revenue	-	-	-	-	-	-
Total of all segments						3 042 917
Eliminations						-
Unallocated						818 232
Consolidated						3 861 149
Segment Result	-	(1 018 830)	(3 543 681)	(2 016 120)	(3 797)	(6 582 428)
Eliminations						2 200 002
Consolidated						(4 382 426)
Segment Assets	6 049 729	740 588	21 114 287	5 536 591	1 887 174	35 328 369
Eliminations						(7 312 327)
Consolidated						28 016 042
Segment Liabilities	-	-	5 908 999	11 960 507	3 052 920	20 922 426
Eliminations						(15 078 608)
						5 843 818
Other Segment Information						
Acquisition of segment assets	6 049 729	1 759 417	25 964	1 344 152	1 670 092	
Exploration expensed	-	1 018 827	-	1 653 139	-	
Depreciation and amortization of segment assets	-	-	30 606	2 034 541	-	

6. Revenue

An analysis of revenue for the year from continuing operations is as follows:

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Sales Revenue:				
Oil and gas revenues	1 963 133	2 999 975	-	-
Interest Revenue:				
Bank deposits	677 280	818 232	660 102	807 373
Other Revenue	38 847	42 942	38 847	42 942
	2 679 260	3 861 149	698 949	850 315

7. Finance costs

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Interest on bank overdrafts and loans	(46 885)	(53 917)	-	-
Interest on obligations under finance leases	-	(263)	-	(263)
Interest on convertible notes	(539 000)	(482 106)	(539 000)	(482 106)
Total interest expense	(585 885)	(536 286)	(539 000)	(482 369)
Accretion expense (i)	(312 528)	(206 681)	(312 528)	(206 681)
Other finance costs	(15 188)	(13 467)	(15 188)	(13 467)
	(913 601)	(756 434)	(866 716)	(702 517)

(i) Accretion expense represents the unwinding of the discount on the convertible notes which are disclosed in Note 18.

8. Loss for the year

(a) Gains and Losses

Loss for the year from continuing operation has been arrived at after crediting/(charging) the following gains and losses from both continuing and discontinued operations:

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Gain/(loss) on disposal of property, plant and equipment	792	14 081	-	3 995
Gain/(loss) on disposal of oil and gas properties	3 850	-	-	-
Net foreign exchange gains	-	1 814	-	-
	4 642	15 895	-	3 995

8. Loss for the year (continued)

(b) Other Expenses

Loss for the year from continuing operations includes the following expenses:

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Depreciation and amortisation:				
- Property, plant & equipment	(121 469)	(353 244)	(23 287)	(30 606)
- Oil & gas properties	(535 399)	(1 711 903)	-	-
	(656 868)	(2 065 147)	(23 287)	(30 606)
Impairment of non-current assets:				
- wholly owned controlled entity debt	-	-	-	(1 863 169)
- exploration expensed	(1 580 946)	(2 671 966)	(1 565 888)	(1 018 829)
Operating lease rental expenses:				
- Rental expense on operating lease	(89 586)	(92 999)	(46 219)	(43 162)
Employee benefit expense:				
- Post employment benefits				
Defined contribution plans	(166 706)	(163 232)	(166 706)	(163 232)
- Share based payments-equity settled	(703 500)	-	(703 500)	-
- Other employee benefits	(621 115)	(501 808)	(471 992)	(406 671)
	(1 491 321)	(665 040)	(1 342 198)	(569 903)

9. Income Taxes

(a) Income tax recognised in profit or loss

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Tax expense/(income) comprises:				
Current tax expense/(income)	(1 114 050)	(1 314 728)	(1 405 590)	(1 368 626)
Tax losses not brought to account	1 114 050	1 314 728	1 405 590	1 368 626
Total tax expense/(income)	-	-	-	-

9. Income Taxes (continued)

(a) Income tax recognised in profit or loss (continued)

The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Loss from operations	(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
Income tax expense/(income) calculated at 30%	(1 114 050)	(1 314 728)	(1 405 590)	(1 368 626)
Unused tax losses and tax offsets not recognised as deferred tax assets	1 114 050	1 314 728	1 405 590	1 368 626
	-	-	-	-

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period. No adjustment has been made for the incremental impact of the USA federal income tax rate which is marginally higher at 35% for the purpose of this disclosure note as the impact is not considered significant with respect to the operations of the Consolidated Entity.

(b) Income tax recognised directly in equity

There were no current and deferred amounts charged directly to equity during the period:

(c) Deferred tax balances

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Deferred tax assets comprise:				
Tax losses in the United States	1 378 270	511 518	-	-
Tax losses in Australia	4 558 779	2 661 003	3 920 159	2 094 851
	5 937 049	3 172 521	3 920 159	2 094 851
Deferred Tax liabilities comprise				
Temporary Differences	5 937 049	3 172 521	3 920 159	2 094 851

Taxable and deductible temporary differences arise from the following:

	Consolidated			
2007	Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and development expenditure	3 355 953	2 780 010	-	6 135 963
Receivables	(148 574)	-	-	(148 574)
Provisions	(34 858)	(15 482)	-	(50 340)
Total	3 172 521	2 764 528	-	5 937 049

9. Income taxes (continued)

2006	Consolidated Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and development expenditure	496 249	2 859 704	-	3 355 953
Receivables	(148 574)	-	-	(148 574)
Provisions	(18 400)	(16 458)	-	(34 858)
Total	329 275	2 843 246	-	3 172 521

2007	Company Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and development expenditure	2 275 215	1 840 790	-	4 116 005
Receivables	(148 574)	-	-	(148 574)
Provisions	(31 790)	(15 482)	-	(47 272)
Total	2 094 851	1 825 308	-	3 920 159

2006	Company Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and development expenditure	230 331	2 044 884	-	2 275 215
Receivables	(148 574)	-	-	(148 574)
Provisions	(16 775)	(15 015)	-	(31 790)
Total	64 982	2 029 869	-	2 094 851

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses in the United States (net)	2 275 605	3 003 314	-	-
Tax losses in Australia (net)	5 593 653	2 641 936	4 983 633	2 623 048
	7 869 258	5 645 250	4 983 633	2 623 048

Tax consolidation

Relevance of tax consolidation to the Consolidated Entity

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2007 and are therefore taxed as a single entity from that date. The head Entity within the tax-Consolidated Group is First Australian Resources Limited. The members of the tax-consolidated group are identified at note 28. A decision to consolidate for tax purposes has not yet been formally notified to the Australian Taxation Office.

10. Trade and other receivables

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Trade receivables	296 683	312 240	-	14 281
Interest receivable	19 581	41 244	19 581	41 244
Other receivables	495 246	495 246	495 246	495 246
Less allowance for doubtful debts	(495 246)	(495 246)	(495 246)	(495 246)
Amount owing from controlled Entity	-	-	668 046	744 281
Less allowance for doubtful debts	-	-	(668 046)	(744 281)
	316 264	353 434	19 581	55 525

The credit period on the sale of oil and gas varies between 30 and 60 days.
No trade receivables were past due at balance date.

Other receivables include amounts of $495 246 which were past due at balance date. These amounts have been provided for in full.

11. Other financial assets

Current

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Other financial assets – security deposit	28 626	28 856	26 618	26 618

The weighted average interest rate on the security deposit is 5.70% (2006: 5.71%)

Non-current

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Unsecured loans to controlled entities	-	-	17 897 238	14 334 327
Allowance for doubtful debts	-	-	(7 313 486)	(8 027 449)
	-	-	10 583 752	6 306 878
Shares in unlisted controlled entities at cost less impairment	-	-	1 005 449	1 005 449
	-	-	11 589 201	7 312 327

The intercompany receivable is payable on demand and currently attracts no interest

12. Other current assets

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Prepayments	22 446	15 867	21 667	10 691

13. Property, Plant and Equipment

	Consolidated			Company		
	Plant and Equipment $	Equipment under finance lease $	TOTAL $	Plant and Equipment $	Equipment under finance lease $	TOTAL $
Gross carrying amount						
Balance at 1 January 2006	1 853 430	48 557	1 901 987	74 671	48 557	123 228
Additions	289 334	-	289 334	72 323	-	72 323
Disposals	-	(48 557)	(48 557)	-	(48 557)	(48 557)
Net foreign currency exchange differences	(137 377)	-	(137 377)	-	-	-
Balance at 1 January 2007	2 005 387	-	2 005 387	146 994	-	146 994
Additions	464 302	-	464 302	12 832	-	12 832
Disposals	(55 564)	-	(55 564)	(19 484)	-	(19 484)
Net foreign currency exchange differences	(210 470)	-	(210 470)	-	-	-
Balance at 31 December 2007	2 203 655	-	2 203 655	140 342	-	140 342
Accumulated depreciation/amortisation and impairment						
Balance at 1 January 2006	1 365 050	17 329	1 382 379	50 352	17 329	67 681
Disposals	-	(23 463)	(23 463)	-	(23 463)	(23 463)
Depreciation expense	347 110	6 134	353 244	24 472	6134	30 606
Net foreign currency exchange differences	(107 442)	-	(107 442)	-	-	-
Balance at 1 January 2007	1 604 718	-	1 604 718	74 824	-	74 824
Disposals	(54 029)	-	(54 029)	(19 484)	-	(19 484)
Depreciation expense	121 469	-	121 469	23 287	-	23 287
Net foreign currency exchange differences	(159 785)	-	(159 785)	-	-	-
31 December 2007	1 512 373	-	1 512 373	78 627	-	78 627
NET BOOK VALUE						
31 December 2006	400 669	-	400 669	72 170	-	72 170
31 December 2007	691 282	-	691 282	61 715	-	61 715

14. Oil and gas properties

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Producing properties				
Capitalised development costs:				
Balance at 1 January	11 763 614	10 730 915	-	-
Additions	1 950 485	1 373 112	-	-
Transfers from non-producing properties	101 929	509 215	-	-
Disposals	(244 505)	-	-	-
Net foreign currency exchange differences	(1 292 482)	(849 628)	-	-
Balance at 31 December	12 279 041	11 763 614	-	-
Less: accumulated amortisation				
Balance at 1 January	8 939 451	7 862 152	-	-
Amortisation expense	535 399	1 711 903	-	-
Disposals	(240 794)	-	-	-
Net foreign currency exchange differences	(929 914)	(634 604)	-	-
Balance at 31 December	8 304 142	8 939 451	-	-
	3 974 899	2 824 163	-	-
Non-producing properties				
Exploration and evaluation expenditure:				
Balance at 1 January	11 054 384	1 896 616	7 584 051	767 771
Additions	10 912 854	12 485 902	7 695 685	7 835 110
Exploration expensed	(1 580 946)	(2 671 966)	(1 565 888)	(1 018 830)
Transfer to producing properties	(101 929)	(509 215)	-	-
Net foreign currency exchange differences	(484 985)	(146 953)	-	-
Balance at 31 December	19 799 378	11 054 384	13 713 848	7 584 051
Total oil and gas properties	23 774 277	13 878 547	13 713 848	7 584 051

(a) The ultimate recoupment of balances carried forward in relation to areas of interest still in the exploration or evaluation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

(b) During the year the Group and Company expensed previously capitalised exploration costs of $1 580 946 and $1 565 888 (2006: $2 671 966 and $1 018 830) respectively following completion of unsuccessful exploration activities.

(c) Certain, but not all, of the producing properties are pledged as security in respect of a loan facility granted to a controlled Entity. At balance date the amount of the loan facility, which is guaranteed by the Parent, totalled $505 091.

15. Trade and other payables

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Trade payables	263 915	440 192	15 542	27 707
Other	214 637	36 986	214 637	36 986
	478 552	477 178	230 179	64 693

The average credit period on purchases is approximately 30 days. No interest is charged on the trade payables for the first 30 days from the date of the invoice. Thereafter, interest may be levied on the outstanding balance at varying rates. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

16. Current borrowings

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Secured loans				
- loan facility	505 091	-	-	-
Unsecured loans				
- convertible notes	5 001 706	4 689 178	5 001 706	4 689 178
	5 506 797	4 689 178	5 001 706	4 689 178

The loan facility comprises a promissory note in favour of the American National Bank that is secured by certain (not all) oil and gas properties. The facility matures on 31 May 2008 and attracts a floating interest rate of ½ percent over the US prime rate. The Company, First Australian Resources Ltd acts as a guarantor on the loan agreement.

7 700 000 10% convertible notes were issued in February 2006 at an issue price of $0.70 per note. Each note carries a coupon rate of 10 % payable quarterly in arrears and is convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The Notes are quoted on the ASX. Unconverted notes mature at 70 cents on 31 January 2009. The financial liability component has been calculated by discounting the face value of the convertible notes together with the interest payable thereon over the maturity period, followed by an allocation of the debt issue costs between the debt and equity components on a pro-rata basis. The discount rate used is 15%, representing the directors' estimate of the interest rate applicable to a debt instrument issued under similar terms with a similar maturity period. The unwinding of the discount is charged to the income statement as an accretion expense within finance costs (refer note 7).

The convertible notes have been classified as a current liability as the holders have the right to convert the notes to equity at any point prior to 31 January 2009. Any unconverted notes will not be repaid until 31 January 2009.

17. Current Provisions

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Employee benefits	127 646	24 597	127 646	24 597

18. Non-current borrowings

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Secured loans				
- loan facility	-	562 730	-	-

The loan facility comprises a promissory note in favour of the American National Bank that is secured by certain (not all) oil and gas properties. The facility matures on 31 May 2008 and attracts a floating interest rate of ½ percent over the US prime rate. The Company, First Australian Resources Ltd acts as a guarantor on the loan agreement. In 2007, the loan has been classified as a current liability (note 16).

19. Non-current provisions

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Employee benefits	40 752	90 135	29 928	81 370

20. Issued Capital

	Consolidated and Company			
	2007 Number	2007 $	2006 Number	2006 $
Paid up capital:				
Ordinary fully paid shares at beginning of year	413 688 031	53 639 210	318 553 344	42 106 852
Shares allotted during the year	69 856 313	9 466 531	95 134 687	12 363 468
Share issue costs	-	(558 752)	-	(831 110)
Ordinary fully paid shares at end of year	483 544 344	62 546 989	413 688 031	53 639 210

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value.

Fully paid ordinary shares carry one vote per share and the right to dividends.

(a) The following share and option placements were made during the financial year to raise working capital for the Company.

(i) An allotment of 62 000 000 shares at 14 cents per share on 8 June 2007 raising $8 680 000 before issue expenses. Costs associated with the capital raising amounted to $558 752.

(ii) During the period 7 865 313 director and employee options were converted to ordinary shares at an exercise price of 10 cents each raising $786 531.

(iii) An allotment of 7 500 000 director's incentive options exercisable at 15 cents expiring 31 July 2010 was made on 8 June 2007. These options were valued at approximately 8 cents and an amount of $607 500 has been allocated to share based payment expense.

(iv) An allotment of 2 000 000 employee's incentive options exercisable at 15 cents expiring 31 July 2010 was made on 2 October 2007. These options were valued at approximately 5 cents and an amount of $96 000 has been allocated to share based payment expense.

(v) Further information concerning items (iii) to (iv) above are disclosed in Note 31 which deals with Share based payments

20. Issued Capital (continued)

(b) At balance date the Company had the following options available to be exercised:

2 000 000 unlisted options to subscribe for ordinary shares at 10 cents on or before 30 June 2008

200 000 unlisted options to subscribe for ordinary shares at 12.5 cents on or before 30 September 2008

300 000 unlisted options to subscribe for ordinary shares at 15 cents on or before 30 September 2008

1 500 000 unlisted options to subscribe for ordinary shares at 18 cents on or before 30 June 2008

1 500 000 unlisted options to subscribe for ordinary shares at 23 cents on or before 30 June 2009

2 000 000 unlisted options to subscribe for ordinary shares at 30 cents on or before 30 June 2010

9 500 000 unlisted options to subscribe for ordinary shares at 15 cents on or before 31 July 2010

21. Reserves

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
(i) Option reserve				
- opening balance	331 705	133 340	331 705	133 340
- options allotted	703 500	198 365	703 500	198 365
- balance at end of year	1 035 205	331 705	1 035 205	331 705

The option premium reserve represents the value of options issued as share based payments based on the Black Scholes Valuation method. For further details on options issued during the year see note 31.

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
(ii) Foreign currency translation reserve				
- balance at beginning of year	(236 277)	51 759	-	-
- deficit on translation of overseas controlled Entity	(897 319)	(288 036)	-	-
- balance at end of year	(1 133 596)	(236 277)	-	-

Exchange differences relating to the translation from functional currencies into Australian dollars are brought to account by entries made directly to the foreign currency translation reserve, as described in note 3.

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
(iii) Equity component on convertible notes				
- balance at beginning of year	496 330	-	496 330	-
- issue of convertible notes	-	496 330	-	496 330
- balance at end of year	496 330	496 330	496 330	496 330

The equity component on convertible notes represents the equity component (conversion rights) on the issue of 7 700 000 unsecured convertible notes at 70 cents each on 14 February 2006 which raised $5 390 000 before issue costs. Each note carries a coupon rate of 10% payable quarterly in arrears and is convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The Notes are quoted on the ASX. The equity component of $496 330 was calculated as the face value of the note, less the financial liability component at the date of issue. The financial liability component at date of issue was calculated by discounting the face value of the convertible notes together with the interest payable thereon over the maturity period, followed by an allocation of the debt issue costs between the debt and equity components on a pro-rata basis. The discount rate used was 15%, representing the directors' estimate of the interest rate applicable to a debt instrument issued under similar terms with a similar maturity period.

22. Accumulated Losses

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Balance at beginning of financial year	(32 058 744)	(27 676 318)	(31 422 484)	(26 860 397)
Net Loss	(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
Balance at end of financial year	(35 772 244)	(32 058 744)	(36 107 784)	(31 422 484)

23. Earnings Per Share

	2007 Cents per share	2006 Cents per share
Basic earnings/(loss) per share	(0.82)	(1.18)
Diluted earnings/(loss) per share	(0.82)	(1.18)

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2007 $	2006 $
Earnings:		
Net loss for the year	(3 713 500)	(4 382 426)

	2007 Number	2006 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	451 115 477	371 995 487

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares used in the calculation of diluted EPS:

	2007 Number	2006 Number
$0.10 June 2007 unlisted options	-	7 865 313
$0.10 June 2008 unlisted options	2 000 000	2 000 000
$0.125 to $0.15 Sept 2008 unlisted options	500 000	500 000
$0.18 June 2008 unlisted options	1 500 000	1 500 000
$0.23 June 2009 unlisted options	1 500 000	1 500 000
$0.30 June 2010 unlisted options	2 000 000	2 000 000
$0.15 July 2010 unlisted option	9 500 000	-
Convertible Notes	38 500 000	38 500 000
	55 500 000	53 865 313

24. Commitments for expenditure

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Oil and Gas Properties				
Not longer than 1 year	3 912 527	7 624 510	1 247 244	6 765 164
Longer than 1 year and not longer than 5 years	-	738 245	-	738 245
Longer than 5 years	-	-	-	-
	3 912 527	8 362 755	1 247 244	7 503 409

The exploration commitments reflect the minimum expenditure to meet the conditions under which the licences are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, farmout or relinquishment of the interests and may vary depending upon the results of exploration. The estimate does not include possible expenditures on certain USA drilling programs as the Entity has the right but not obligation to participate in most USA wells. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

Non-cancellable operating lease commitments are disclosed in Note 26 to the financial statements.

25. Contingent liabilities and contingent assets

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Contingent liabilities				
Guarantee on lease premises (a)	17 000	17 000	17 000	17 000
Contingent assets	-	-	-	-

(a) The Company has entered into an agreement in which it has provided a guarantee of $17 000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26 618 with Westpac Bank.

There are no contingent liabilities arising from service contracts with executives.

26. Leases

Operating Leases - Leasing arrangements

Operating leases relate to office facilities with lease terms of between 1 to 3 years remaining at balance date. The Company/ Consolidated Entity does not have an option to purchase the leased asset at the end of the expiry term.

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Non-cancelable operating lease payments:				
Not longer than 1 year	100 721	68 598	67 813	40 374
Longer than 1 year and not longer than 5 years	68 372	40 374	-	40 374
Longer than 5 years	-	-	-	-
	169 093	108 972	67 813	80 748

27. Interests in Joint Venture Operations

The Consolidated Entity has an interest in the following material joint venture operations whose principal activities are oil and gas production and/or exploration.

Name	Percentage of Output Interest	
	2007 %	2006 %
Australia		
Carnarvon Basin - WA254P	10.71	10.71
Canning Basin - EP104	8.00	8.00
China	5.00	5.00
Beibu Gulf Block 22/12		
Senegal	30.00	30.00
Rufisque Offshore		
Sangomar Offshore		
Sangomar Deep Offshore		

In addition to the interests set out in the above table, the Consolidated Entity holds working interests in numerous oil and gas leases in the United States of America and Canada as more fully detailed in the Permit Listing following the Operations Review section of the Annual Report.

The Company's and Consolidated Entity's interests in assets employed in the above joint venture operations are detailed below. The amounts are included in the financial statements under their respective asset categories

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Non-Current Assets				
Oil and Gas properties	23 774 277	13 878 547	13 713 848	7 584 051
	23 774 277	13 878 547	13 713 848	7 584 051

Contingent liabilities and capital commitments

The capital commitments and contingent liabilities arising from the Consolidated Entity's interests in joint ventures are disclosed in notes 24 and 25 respectively.

28. Subsidiaries

Name of Entity	Country of incorporation	Ownership interest 2007 %	Ownership interest 2006 %
Parent Entity			
First Australian Resources Limited (i)	Australia		
Subsidiaries			
G2 Net Pty Ltd (ii) (iii)	Australia	100	100
Humanot Pty Ltd (ii) (iii)	Australia	100	100
Oil Australia Pty Ltd (ii)	Australia	100	100
First Australian Resources Inc	USA	100	100

28. Subsidiaries (continued)

(i) First Australian Resources Limited is the Head Entity within the tax Consolidated Group.

(ii) These companies are members of the tax Consolidated Group.

(iii) These wholly-owned controlled Entities have entered into a deed of cross guarantee with First Australian Resources Limited pursuant to ASIC Class Order 98/1418 and are relieved from the requirements to prepare and lodge an audited financial report.

The consolidated income statement and balance sheet of entities which are party to the deed of cross guarantee are:

Income Statement	Consolidated 2007 $	Consolidated 2006 $
Revenues	698 949	850 315
Other income	-	5 809
Depreciation and amortisation expense	(23 287)	(30 606)
Exploration expense	(1 565 888)	(1 018 829)
Impairment of non current assets	-	(2 200 000)
Finance costs	(866 716)	(702 517)
Employee benefits expense	(1 342 198)	(569 903)
Consulting expense	(167 610)	(357 875)
Foreign exchange loss	(884 184)	-
Other expenses	(533 926)	(538 905)
Loss for the period	(4 684 860)	(4 562 511)

Balance Sheet	Consolidated 2007 $	Consolidated 2006 $
Cash and cash equivalents	7 927 573	12 843 221
Receivables	19 581	55 525
Other financial assets	26 618	26 618
Other	21 667	10 691
Total Current Assets	7 995 439	12 936 055
NON CURRENT ASSETS		
Trade and other receivables	10 583 752	6 306 353
Other financial assets	1 005 446	1 005 550
Property, plant and equipment	61 715	72 170
Oil and gas properties	13 713 848	7 584 052
Total Non-Current Assets	25 364 781	14 968 125
TOTAL ASSETS	33 360 220	27 904 180
CURRENT LIABILITIES		
Trade and other payables	230 179	64 693
Provisions	127 646	24 597
Total Current Liabilities	357 825	89 290
NON-CURRENT LIABILITIES		
Borrowings	5 001 706	4 689 178
Provisions	29 928	81 370
Total Non-Current Liabilities	5 031 634	4 770 548
TOTAL LIABILITIES	5 389 459	4 859 838
NET ASSETS	27 970 761	23 044 342
EQUITY		
Issued Capital	62 546 989	53 639 210
Reserves	1 531 535	828 035
Accumulated losses	(36 107 763)	(31 422 903)
TOTAL EQUITY	27 970 761	23 044 342

Accumulated Losses	Consolidated 2007 $	Consolidated 2006 $
Balance at beginning of financial year	(31 422 903)	(26 860 392)
Net Loss	(4 684 860)	(4 562 511)
Balance at end of financial year	(36 107 763)	(31 422 903)

29. Notes to the cash flow statement

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Cash and cash equivalents	8 493 536	13 338 619	7 927 569	12 843 217
	8 493 536	13 338 619	7 927 569	12 843 217

(b) Non-cash financing and investing activities

During the financial year, there were no non-cash financing or investing activities.

(c) Financing facilities

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Secured bank loan facility maturing 31 May 2008 which may be extended by mutual agreement:				
• amount used	505 091	562 730	-	-
• amount unused	232 204	258 703	-	-
	737 295	821 433	-	-

(d) Cash balances not available for use

There are no restrictions on cash balances at the reporting date

(e) Reconciliation of profit for the period to net cash flows from operating activities

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Profit/(loss) for the period	(3 713 500)	(4 382 426)	(4 685 300)	(4 562 087)
(Gain) on sale or disposal of non-current assets	(4 642)	(3 995)	-	(3 995)
Depreciation and amortisation of non-current assets	656 868	2 065 147	23 287	30 606
Foreign exchange (gain)/loss	4 924	130 983	884 184	528 477
Equity settled share-based payment	703 500	198 365	703 500	198 365
Exploration expensed	1 580 946	2 671 966	1 565 888	1 018 829
Impairment of non-current assets	-	-	-	1 863 169
Interest income received	(677 280)	(796 560)	(660 102)	(785 608)
Accretion on convertible note	312 528	206 681	312 528	206 681
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:				
(Increase)/decrease in assets:				
Trade receivables	15 557	592 801	14 281	(32 421)
Other current assets	(6 579)	(1 617)	(10 976)	(1 606)
Increase/(decrease) in liabilities:				
Trade payables	29 229	39 565	(12 165)	(10 890)
Other current liabilities	8 578	(9 761)	8 578	(9 761)
Current provisions	103 049	4 635	103 049	4 635
Non-current payables	-	263	-	263
Non-current provisions	(49 385)	48 765	(51 442)	45 416
Net cash from operating activities	(1 036 207)	764 812	(1 804 690)	(1 509 927)

30. Financial instruments

(a) Capital risk management

The Company and Consolidated Entity manages its capital to ensure that it will be able to continue as a going concern whilst maintaining an optimal debt to equity balance. The capital structure of the Company and Consolidated Entity consists of cash and cash equivalents, convertible loan notes and equity attributable to equity holders of the parent comprising issued capital, reserves and accumulated losses.

(b) Financial risk management objectives

The Company and Consolidated Entity's management provides services to the business, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the operations of the Company and Consolidated Entity.

The Company and Consolidated Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Company and Consolidated Entity's policies approved by the board of Directors.

The Company and Consolidated Entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company and Consolidated Entity does not presently enter into derivative financial instruments to manage its exposure to interest rate and foreign currency risk.

(c) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the financial statements.

(d) Categories of financial instruments

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Financial assets				
Cash and cash equivalents	8 493 536	13 338 619	7 927 569	12 843 217
Loans and receivables	344 890	382 340	11 635 400	7 394 470
Financial liabilities				
Amortised cost	6 153 747	5 843 818	5 389 459	4 859 838

(e) Foreign currency risk management

The Company and Consolidated Entity undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters which may include forward foreign exchange contracts against specific obligations denominated in foreign currency.

The Company and Consolidated Entity may enter into forward foreign exchange contracts to cover specific foreign currency payments from time to time relating to specific drilling obligations that are denominated in US dollars. There were no forward foreign currency contracts outstanding at the reporting date.

Foreign currency risk sensitivity

The Company and Consolidated Entity is mainly exposed to US dollars. The following analysis details the consolidated entity's and the company's sensitivity to a 10% increase and decrease in the Australian dollar against the US dollar. The sensitivity analysis only includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

At the reporting date, if the Australian dollar had increased / decreased by 10% against the US dollar;

- the consolidated entity's net loss after tax would increase / decrease by $966 949.
- the company's net loss after tax would increase / decrease by $13 732.

30. Financial instruments (continued)

(f) Commodity price risk management

The Company and Consolidated Entity's oil and gas production is sold at spot price and hence has exposure to commodity price fluctuations. No forward commodity price contracts were entered into during the year.

Commodity price sensitivity analysis

The following analysis details the consolidated entity's and the company's sensitivity to a 10% increase and decrease in the average commodity price during the year.

If the average commodity prices during the year had increased / decreased by 10%;

- the consolidated entity's net loss after tax would decrease / increase by $196 313.
- the company's net loss after tax would decrease / increase by $nil.

(g) Liquidity risk management

The Company and Consolidated Entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Company and Consolidated Entity's remaining contractual maturity for its non-derivative financial assets and liabilities. The tables have been prepared based on the undiscounted cash flows expected to be received / paid by the Company and Consolidated Entity.

Consolidated

	Weighted average effective interest rate %	Maturity					Total $
		Less than 1 month $	1-3 months $	3 months to 1 year $	1-5 years $	5+ years $	
2007							
Financial assets:							
Non-interest bearing	-	318 272	-	-	-	-	318 272
Variable interest rate	6.68	2 789 051	5 750 000	27 952	-	-	8 567 003
		3 107 323	5 750 000	27 952	-	-	8 885 275
Financial liabilities:							
Non-interest bearing	-	606 196	-	-	40 752	-	646 948
Variable interest rate	8.83	-	-	523 674	-	-	523 674
Fixed interest rate	10.00	-	-	-	5 973 917	-	5 973 917
		606 196	-	523 674	6 014 669	-	7 144 539
2006							
Financial assets:							
Non-interest bearing	-	355 752	-	-	-	-	355 752
Variable interest rate	5.61	760 812	12 650 000	27 737	-	-	13 438 549
		1 116 564	12 650 000	27 737	-	-	13 794 301
Financial liabilities:							
Non-interest bearing	-	501 775	-	-	90 135	-	591 910
Variable interest rate	8.92	-	-	-	633 840	-	633 840
Fixed interest rate	10.00	-	-	-	6 512 917	-	6 512 917
		501 775	-	-	7 236 892	-	7 738 667

	Weighted average effective interest rate %	Maturity					
		Less than 1 month $	1-3 months $	3 months to 1 year $	1-5 years $	5+ years $	Total $
2007							
Financial assets:							
Non-interest bearing	-	19 581	-	-	-	11 589 201	11 608 782
Variable interest rate	6.79	2 223 084	5 750 000	27 952	-	-	8 001 036
		2 242 665	5 750 000	27 952	-	11 589 201	19 609 818
Financial liabilities:							
Non-interest bearing	-	357 825	-	-	29 928	-	387 753
Fixed interest rate	10.00	-	-	-	5 973 917	-	5 973 917
Financial guarantee contracts*	-	505 091	-	-	-	-	505 091
		862 916	-	-	6 003 845	-	6 866 761
2006							
Financial assets:							
Non-interest bearing	-	55 525	-	-	-	7 312 327	7 367 852
Variable interest rate	5.71	265 410	12 650 000	27 737	-	-	12 943 147
		320 935	12 650 000	27 737	-	7 312 327	20 310 999
Financial liabilities:							
Non-interest bearing	-	89 290	-	-	81 370	-	170 660
Fixed interest rate	10.00	-	-	-	6 512 917	-	6 512 917
Financial guarantee contracts*	-	562 730	-	-	-	-	562 730
		652 020	-	-	6 594 287	-	7 246 307

* Financial guarantee contracts relate to the guarantee over the US loan facility (refer notes 16 and 18).

(h) Interest rate risk management

The Consolidated Entity is exposed to interest rate risk as it borrows funds at floating interest rates. The Consolidated Entity also earns interest at floating rates from its cash and cash equivalents.

Interest rate sensitivity analysis

The following analysis details the consolidated entity's and the company's sensitivity to a 10% increase and decrease in the average interest rate during the year.

If the average interest rate during the year had increased / decreased by 10%;

- the consolidated entity's net loss after tax would decrease / increase by $63 039.
- the company's net loss after tax would decrease / increase by $66 010.

(i) Credit risk management

Trade accounts receivable presently consist of several established customers, spread across the oil and gas industry in the USA segment. The system for disbursements for oil and gas sales is well developed and there have been no defaults over a period exceeding 15 years in which the Consolidated Entity functions.

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Consolidated Entity's maximum exposure to credit risk.

(j) Fair value of financial instruments

The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2006: net fair value).

31. Share-based payments

Employee share option plan

Whilst the Consolidated Entity does not have a formal ownership-based compensation scheme for employees (including directors) of the company, certain share options have been granted to executives in accordance with a resolution of shareholders at the AGM of the Company held on 19 May 2004. Each executive share option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The following table reconciles the outstanding share options granted to key management at the beginning and end of the financial year:

Executive share options	2007 No.	2006 No.
Balance at beginning of the financial year	7 865 313	8 000 000
Exercised during the financial year (i)	(7 865 313)	(134 687)
Granted during the financial year (ii)	9 500 000	-
Balance at the end of the financial year (iii)	9 500 000	7 865 313

(i)Options exercised during the financial year

2007 Options series	Number exercised	Exercise date	Share price at exercise date
Issued 19 May 2004	96 304	8 May 2007	15 cents
Issued 19 May 2004	266 408	17 May 2007	14 cents
Issued 19 May 2004	7 500 000	5 June 2007	17 cents
Issued 19 May 2004	2 601	14 June 2007	17 cents
	7 865 313		

2006 Options series	Number exercised	Exercise date	Share price at exercise date
Issued 19 May 2004	134 687	12 May 2006	22 cents

Consideration received on the exercise of executive options is recognised in contributed equity. During the financial year $786 531 (2006: $13 469) was recognised in issued capital arising from the exercise of executive options. The weighted average exercise price of options exercised during the year was 16.87 cents (2006: 22 cents).

(ii) Options granted during the financial year

On 8 June 2007, the company issued 7 500 000 options to directors. On 2 October 2007, the company issued 2 000 000 options to employees. All options vested on grant date.

The options packages have been valued at $607 500 and $96 000 respectively for accounting purposes using the Black Scholes model. The financial effect of the option issue has been recognised as a share based payments expense.

Option pricing inputs	8 June 2007 Issue	2 October 2007 Issue
Number granted	7 500 000	2 000 000
Grant date	8 June 2007	2 October 2007
Grant date share price	15.5 cents	11.5 cents
Exercise price	15 cents	15 cents
Expected volatility	70%	70%
Option life	1 128 days	1 033 days
Risk-free interest rate	6.25%	6.50%
Fair value per option	8.1 cents	4.8 cents

31. Share-based payments (continued)

(iii) Balance at the end of the financial year

The share options outstanding at the end of the financial year had an exercise price of $0.15 (2006: $0.10) and a remaining contractual life of 943 days (2006: 167 days).

Services Received

On the 27 July 2006, the Company allotted 5 000 000 incentive options to a consultant with varying vesting and expiry dates. The financial effect of this event ($198 365) was recognised as a share based payments expense in the 2006 year. None of these options have been exercised at the date of this report.

In addition to the options discussed above, a further 2 500 000 options were issued in prior years as share based payments and remain unexercised at balance date.

Further information concerning these options is set out in Note 20.

32. Key management personnel compensation

(a) Details of key management personnel

The key management personnel of the Consolidated Entity during the year were:

- M J Evans (Chairman and Chief Executive Officer)
- W R Grigor (Non-Executive Director)
- C L Cavness (Non- Executive Director)
- A E Brindal (Non-Executive Director / Company Secretary)
- C J Harper (Chief Financial Officer/Company Secretary)
- J A Atling (Administration Manager Australia)
- R Adessa (Administration Manager USA)

(b) Key management personnel compensation

The aggregate compensation of the key management personnel of the Consolidated Entity and the Company is set out below:

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Short-term employee benefits	574 802	452 613	432 727	357 476
Post employment benefits	165 087	158 915	165 087	158 915
Share-based payment	703 500	-	703 500	-
Total	1 443 389	611 528	1 301 314	516 391

The consolidated entity is taking advantage of Corporations Regulation 2M.6.04 and as a result has presented the disclosure required by AASB 124 Related Party Disclosures Aus 25.4 to Aus 25.7.2 in the Remuneration Report within the Directors' Report.

33. Related Party Disclosures

(a) Equity Interests in related parties

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 28 to the financial statements.

Equity Interests in associates and joint ventures

Details of interests in joint ventures are discussed in note 27.

(b) Key management personnel compensation

Details of key management personnel compensation are disclosed in note 32 to the financial statements.

(c) Key management personnel equity holdings

Fully Paid Ordinary Shares

2007	Balance 1/1/07	Received on Exercise of Options	Net Other Change (iv)	Balance 31/12/07
Specified Directors				
M J Evans	3 225 450	5 000 000	(2 000 000)	6 225 450
W R Grigor(i)	8 580 548	1 500 000	-	10 080 548
C L Cavness	150 000	1 000 000	-	1 150 000
A E Brindal (ii)	-	-	29 000	29 000
Specified Executives				
C J Harper (iii)	-	-	-	-
J A Atling	4 813 575	-	70 000	4 883 575
R Adessa	-	365 313	(362 712)	2 601

2006	Balance 1/1/06	Received on Exercise of Options	Net Other Change (iv)	Balance 31/12/06
Specified Directors				
M J Evans	3 225 450	-	-	3 225 450
W R Grigor	8 580 548	-	-	8 580 548
C L Cavness	150 000	-		150 000
Specified Executives				
J A Atling	4 813 575	-	-	4 813 575
R Adessa	-	134 687	(134 687)	-

(i) Subsequent to the year end Mr Grigor disposed of 1 000 000 shares in an on market sale.

(ii) Appointed 19 December 2007

(iii) Appointed 6 August 2007

(iv) Net other changes comprise shares purchased and sold. In respect of A E Brindal, net other change represents the holding at the date of his appointment as a director.

33. Related Party Disclosures (continued)

Options

2007	Balance 1/1/07	Options granted as compensation	Options exercised	Balance 31/12/07
Specified Directors				
M J Evans	5 000 000	5 000 000	(5 000 000)	5 000 000
W R Grigor	1 500 000	1 500 000	(1 500 000)	1 500 000
C L Cavness	1 000 000	1 000 000	(1 000 000)	1 000 000
A E Brindal (i)	-	-	-	-
Specified Executives				
C J Harper (ii)	-	1 500 000	-	1 500 000
J A Atling	-	-	-	-
R Adessa	(365 313)	500 000	(365 313)	500 000

(i) Appointed 19 December 2007
(ii) Appointed 6 August 2007

2006	Balance 1/1/06	Options granted as compensation	Options exercised	Balance 31/12/06
Specified Directors				
M J Evans	5 000 000	-	-	5 000 000
W R Grigor	1 500 000	-	-	1 500 000
C L Cavness	1 000 000	-	-	1 000 000
Specified Executives				
J A Atling	-	-	-	-
R Adessa	500 000	-	(134 687)	(365 313)

All options vested at grant date and were exercisable at the balance date.

No amounts remain unpaid on the options exercised during the financial year at the year end.

Further details of share options granted to directors and executives during the year have been disclosed at note 31 to the financial statements.

(d) Transactions with the Directors of the Consolidated Entity

Fees of $22 500 (2006: $30 000) were paid to Far East Capital Limited in which Mr Grigor has an interest, for the provision of financial advice and public relations representation based on normal terms and conditions.

(e) Controlling Entity

The Parent Entity in the Consolidated Entity is First Australian Resources Ltd. Both the ultimate Parent Entity and the ultimate Australian Entity in the wholly owned group is First Australian Resources Limited. Related party receivable balances are disc osed in notes 10 and 11 of the financial report

33. Related Party Disclosures (continued)

(f) Transactions with other related parties

By an agreement dated 29 April 2005, the Parent Entity contracted with Monaro Mining NL ("Monaro") to share, for a period of two years from the date of Monaro being listed on the ASX, the administrative office premises and facilities presently operated by the Parent Entity in West Perth. Under the Agreement, Monaro is responsible for payment of half the fixed costs of the premises such as rent and outgoings together with certain other costs divided on a fair and reasonable apportionment basis depending on the extent to which the costs are for the benefit of each Company. Where apportionment is not practicable, the costs will be shared equally.

During the financial year, the Consolidated Entity received $38 847 (2006: $42 942) from Monaro in respect of the forgoing agreement. Monaro is a publicly listed Entity of which Mr Grigor is a director and of which Mr Evans served as a director for part of the year. Both Mr Grigor and Mr Evans hold shares in Monaro. The agreement was terminated on expiry of the two year period at the end of September 2007.

34. Subsequent Events

Subsequent to the financial year end:

a) Two exploration wells have been drilled in Block 22/12, Beibu Gulf, China. Neither well discovered commercial quantities of hydrocarbons and the costs associated with the wells will be expensed in the 2008 financial year. At the date of this report cash calls of US$1 575 380 have been paid by the Consolidated Entity in respect of these wells.

b) On 14 March 2008, 6 000 000 options, exercisable at 14 cents any time on or before 1 March 2011, were issued to a consultant in lieu of advisory fees.

The financial effect of the above has not been recognised in the current financial year.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

35. Remuneration of auditors

	Consolidated		Company	
	2007 $	2006 $	2007 $	2006 $
Auditor of the Parent Entity:				
Audit or review of the financial report	42 500	38 500	29 066	18 717
Taxation services	-	-	-	-
	42 500	38 500	29 066	18 717

The auditor of the Consolidated Entity is Deloitte Touche Tohmatsu

Pursuant To The Listing Requirements of The Australian Stock Exchange Limited

Number of holders of equity securities

Ordinary shares

At 13 March 2008, the issued capital comprised of 483,553,344 ordinary shares held by 3,910 holders.

Convertible Notes

At 13 March 2008, there were 7,700,000 fully paid 10% convertible notes held by 61 holders. Each note converts to 5 shares. Notes do not carry the right to vote.

Unlisted Options

At 13 March 2008, there were 17,000,000 unlisted options held by 7 holders. Each option converts to one share. Options do not carry the right to vote.

Spread details as at 13 March 2008			Ordinary Shares Number of Holders	Convertible Notes Number of Holders
1	-	1,000	349	0
1,001	-	5,000	512	2
5,001	-	10,000	484	2
10,001	-	100,000	1,907	47
100,001 and over			658	10
			3,910	61
Holding less than a marketable parcel			762	0

Substantial shareholders

The company received notification during 2007 that Evolution Master Fund Ltd SPC, Segregated Portfolio M and Evolution Capital Management LLC hold 27,015,509 shares representing voting power of 6.4086%.

Top Twenty Shareholders	Number of Shares	Percentage
National Nominees Limited	34,502,564	7.14
HSBC Custody Nominees (Australia) Limited	21,761,132	4.50
ANZ Nominees Limited	18,323,333	3.79
Citicorp Nominees Pty Limited	11,873,495	2.46
J P Morgan Nominees Australia Limited	8,273,104	1.71
Cogent Nominees Pty Limited	7,765,611	1.61
Gregorach Pty Ltd	7,590,548	1.57
Tevlo Pty Ltd	6,225,450	1.29
Forty Traders Limited	5,756,092	1.19
Ashfield Capital Pty Ltd	5,000,000	1.03
Melanie Marie Herpen	4,800,000	0.99
St. Mellions Inc	4,050,000	0.84
Douglas Michael Grant & Sharon Leigh Grant	4,015,000	0.83
Irrewarra Investments Pty Ltd	3,568,821	0.74
Douglas Financial Consultants Pty Ltd	3,400,000	0.70
William Douglas Goodfellow	3,281,000	0.68
Lawrence Grice	3,259,921	0.67
Trevor Michael Hing	3,000,000	0.62
Sandra Lambeth	3,000,000	0.62
Nefco Nominees Pty Ltd	3,000,000	0.62
	162,446,071	33.60

Pursuant To The Listing Requirements of The Australian Stock Exchange Limited

Top Twenty Noteholders	Number of Notes	Percentage
HSBC Custody Nominees (Australia) Limited	4,252,429	55.23
Ashfield Capital Pty Ltd	523,500	6.80
Cogent Nominees Pty Limited	245,000	3.18
Forty Traders Limited	200,000	2.60
Douglas Financial Consultants Pty Ltd	194,000	2.52
Jenmah Pty Ltd & Grundy-Reid Pty Ltd	150,000	1.95
Southern Terrain Pty Ltd	150,000	1.95
Gratedock Pty Ltd	147,000	1.91
Sydanae Pty Ltd	142,857	1.87
Carrick Durant Ryan & Regina Valerie Stefanov	109,500	1.42
Majestic Investments Trading Co Pty Ltd	78,000	1.01
Woodstock Nominees Pty Ltd	75,000	0.97
Guy Lance Jones	75,000	0.97
Westking Investments Pty Ltd	72,000	0.93
Donald Norman Coultas	71,429	0.92
Hendricus Pty Ltd	71,429	0.92
Guy Lance Jones & Ann Lyndal Bayly & Fiona Winten	70,000	0.91
P Grenville Schoch	56,000	0.73
Evalon Investments Pty Ltd	53,000	0.69
Clodene Pty Ltd	53,000	0.69
	6,789,144	88.17

First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone:(61-8) 9322 3939
Facsimile:(61-8) 9322 5116

END